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As filed with the Securities and Exchange Commission on June 16, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADVANCED POWER TECHNOLOGY, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	93-0875072 (I.R.S. Employer Identification No.)
405 S.W. Columbia Street Bend, Oregon 97702 (541) 382-8028 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Patrick P.H. Sireta
President, Chief Executive Officer and Chairman of the Board of Directors
405 S.W. Columbia Street
Bend, Oregon 97702
(541) 382-8028
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
David C. Baca Gustavo J. Cruz, Jr. Davis Wright Tremaine LLP 1300 S.W. Fifth Avenue, Suite 2300 Portland, Oregon 97201-5682 (503) 241-2300	Thomas J. Ivey Leif B. King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, CA 94301 (650) 470-4500

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective, as determined by market conditions.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock	3,565,000	$12.59	$44,883,350.00	$5,686.72

(1)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(c) promulgated under the Securities Act of 1933. Represents the average of the high and low prices of common stock on June 10, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                  , 2004

PROSPECTUS

3,100,000 Shares

Common Stock

We are selling 1,900,000 shares of our common stock and the selling stockholders are selling 1,200,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol "APTI." The last sale price of our common stock as reported on the Nasdaq National Market on June 15, 2004 was $13.29 per share.

Investing in our common stock involves risks including those described in the "Risk Factors" section beginning on page 5 of this prospectus.

PRICE $            PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 465,000 shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about            , 2004.

RBC CAPITAL MARKETS	A.G. EDWARDS
ADAMS, HARKNESS & HILL, INC.

            , 2004

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. As used in this prospectus, "we," "our" and "us" refer to Advanced Power Technology, Inc.

        APT®, ASPM®, Power MOS IV®, Power MOS V®, Power MOS VI® and Power MOS 7® are trademarks of Advanced Power Technology, Inc. We have rights in these trademarks in the United States and other countries and have a number of registrations issued and pending in the United States and other countries. This prospectus also refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

        Industry data presented in this prospectus has been gathered from published sources that were not specifically prepared or approved for use in this prospectus, is used by permission, and is subject to copyright by the sources cited, with all rights reserved.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the information discussed under "Risk Factors." This summary does not contain all of the information that may be important to you.

Advanced Power Technology, Inc.

        We are a leading designer, manufacturer and marketer of high-performance radio frequency, or RF, and switching power semiconductors. We are primarily focused on the high-power, high-speed segment of the power semiconductor market. Power semiconductors function as power amplifiers and power switches. They increase system efficiency and reliability by precisely managing and regulating electricity and converting it into the form required by electrical and electronic products. Our products are found in diverse applications, such as F-22 fighter cockpits, the Boeing 777 back-up power system, the International Space Station, air traffic control radar systems, semiconductor capital equipment, magnetic resonance imaging systems, or MRI systems, arc welding equipment, industrial lasers, solar power panels and wireless communications base stations.

Our Products and Target Markets

        Our RF power semiconductors are transistors used as amplifiers for electrical signals, particularly for military and aerospace equipment, and as high-frequency electronic switches. Our switching power semiconductors include transistors and diodes, each of which control the flow of electricity, and are typically used in power converters/supplies to provide power to electronic equipment in the required format. As an example, the microprocessor and memory chips in a computer server require a power converter because they typically operate at less than five volts DC while a standard electrical wall outlet supplies 110 to 220 volts AC. Our RF product revenues have grown rapidly and in 2003 our revenues were split almost equally between RF and switching products. RF product sales contributed more than half of our gross profit in 2003.

        We provide a wide variety of standard products as well as highly customized solutions for our customers, depending on their requirements. We sell our products directly to original equipment manufacturers, or OEMs, and through distributors. Markets for our products, typical applications and examples of customers and end users include:

  •
  Military and aerospace. We supply manufacturers of systems such as radar and avionics equipment, including Boeing, Lockheed Martin, Raytheon and Rockwell Collins;

  •
  Semiconductor capital equipment. We supply manufacturers of equipment such as thin film deposition and plasma etch semiconductor capital equipment, including Advanced Energy Industries, Applied Materials, MKS Instruments and Novellus;

  •
  Medical and industrial. We supply manufacturers of products such as MRI systems, implantable defibrillators and arc welding equipment, including Analogic, Fronius, Guidant, Microsemi and Siemens Medical; and

  •
  Communications and data processing. We supply manufacturers of computer servers, data storage equipment and wireless communications infrastructure, including EMC, Emerson, IBM, L-3 and Motorola.

Market Overview and Key Trends

        Our high-performance RF and switching products serve a portion of the large and growing high-power, high-speed subset of the overall power semiconductor market. Based on the fourth quarter 2003 report by ABI Research, RF sales in our served markets are expected to grow from $334 million in 2003 to $448 million in 2008. According to the June 2004 forecast of the Semiconductor Industry Association, or SIA, switching sales are expected to grow from $5.5 billion in 2003 to $7.8 billion in 2007. The SIA forecast includes high-volume consumer, automotive and wireless portable device applications in which we do not participate.

        We believe demand is being driven by the emergence of new applications that require higher power, higher frequency semiconductors that more precisely manage power, and also by the need to increase performance and improve power quality for existing applications. In particular, demand in our target markets is being driven by the cyclical upturn in the semiconductor capital equipment market and a recovery in the communications and data processing market, as well as growth in demand for complex medical equipment and military and commercial radar equipment. We believe demand is also being driven by the need for more efficient energy use resulting from rising energy costs, government mandates and environmental concerns.

Our Competitive Strengths

        Our extensive experience has resulted in the following key strengths:

  •
  Technological leadership in the market for high-performance power semiconductors;

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  Full suite of high-performance RF and switching power semiconductors;

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  Close collaboration with and support for our customers;

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  Diversified end markets that provide opportunities for growth and a defense against cyclical business environments;

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  Long product lifecycles with frequent sole-source supply relationships;

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  Network of leading distributors, OEM customers and end users; and

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  Proven management and strong Board of Directors.

Our Strategy

        Our goal is to be the world leader in providing high-performance power semiconductors for high-power, high-speed applications. To achieve our goal, we intend to:

  •
  Increase our penetration of core markets and customers and expand globally;

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  Continue to develop and commercialize leading-edge technology for new and existing applications;

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  Capitalize on and expand our RF expertise;

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  Continue to optimize manufacturing operations; and

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  Seek to enhance growth through selective acquisitions.

The Offering

Common stock offered by us	1,900,000 shares
Common stock offered by selling stockholders	1,200,000 shares
Common stock to be outstanding after the offering	12,543,506 shares
Use of proceeds
We intend to use the net proceeds of this offering for working capital and general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific acquisition or investment.
Nasdaq National Market symbol	APTI
Dividend policy	We do not intend to pay dividends on our common stock for the foreseeable future. See "Dividend Policy."

        The number of shares of our common stock to be outstanding after this offering is based on 10,643,506 shares outstanding as of May 31, 2004. The number of outstanding shares does not include an aggregate of 1,705,478 shares of our common stock reserved for issuance under our stock option plan, of which 1,496,077 shares were subject to outstanding stock options as of May 31, 2004, at a weighted average exercise price of $7.41 per share, or 1,725 shares issuable pursuant to a warrant at an exercise price of $1.16 per share.

        Except as otherwise noted, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the selling stockholders will sell an additional 465,000 shares.

Corporate Information

        We were incorporated in Oregon in 1984 and reincorporated in Delaware in 1992. Our executive offices are located at 405 SW Columbia Street, Bend, Oregon 97702, our telephone number is (541) 382-8028 and our website is www.advancedpower.com. The information found on our website is not a part of this prospectus.

Summary Consolidated Financial Data

        The following tables summarize our consolidated statement of operations data for the fiscal years ended December 31, 1999 through 2003 and for the three months ended March 31, 2003 and 2004, and our consolidated balance sheet data as of March 31, 2004 and as adjusted for the offering. You should read the following financial information together with the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements and the notes thereto incorporated by reference herein.

        Our interim results are based on fiscal quarters of thirteen weeks. However, for ease of reading the following data, we have labeled our interim fiscal periods as ending on a calendar month end.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues, net	$27,461	$44,168	$36,855	$43,425	$48,892	$11,159	$15,093
Cost of goods sold	18,000	26,713	25,023	29,214	32,262	7,752	9,367
Amortization of technology rights and other charges	—	—	—	1,974	1,118	284	274

Total cost of goods sold	18,000	26,713	25,023	31,188	33,380	8,036	9,641

Gross profit	9,461	17,455	11,832	12,237	15,512	3,123	5,452
Operating expenses:
Research and development	883	1,097	1,810	3,858	3,001	833	887
Selling, general and administrative	7,322	9,956	9,268	12,313	14,763	3,691	4,110
Restructuring charges	—	—	—	—	645	240	206
In-process research and development charges	—	—	—	2,108	—	—	—

Total operating expenses	8,205	11,053	11,078	18,279	18,409	4,764	5,203

Income (loss) from operations	1,256	6,402	754	(6,042)	(2,897)	(1,641)	249
Other income (expenses):
Interest income (expense), net	(1,308)	(292)	1,595	570	217	56	40
Other income (expense), net	77	(105)	14	14	(29)	11	(6)

Income (loss) before income taxes	25	6,005	2,363	(5,458)	(2,709)	(1,574)	283
Income tax expense (benefit)	200	2,246	567	(1,771)	621	(565)	—

Net income (loss)	$(175)	$3,759	$1,796	$(3,687)	$(3,330)	$(1,009)	$283

Basic net income (loss) per share	$(0.04)	$0.59	$0.21	$(0.36)	$(0.32)	$(0.10)	$0.03
Diluted net income (loss) per share	$(0.04)	$0.50	$0.19	$(0.36)	$(0.32)	$(0.10)	$0.03
	As of March 31, 2004
	Actual	As Adjusted(1)
	(Unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$16,337	$
Total assets	74,449
Total long-term obligations, including current portion	—		—
Total stockholders' equity	68,703

(1)
The as adjusted column in the consolidated balance sheet data gives effect to the sale by us of 1,900,000 shares of common stock at an assumed public offering price of $             per share, based on the closing price of our stock on                 , 2004, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our common stock involves a significant degree of risk. You should carefully consider the following factors and other information included or incorporated by reference in this prospectus before purchasing shares of our common stock.

Business Risks

The semiconductor industry is very cyclical, and an industry downturn could reduce our revenues.

        The semiconductor industry is characterized by:

  •
  rapid technological change;

  •
  cyclical market patterns;

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  significant price erosion;

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  periods of over-capacity and production shortages;

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  variations in manufacturing costs and yields; and

  •
  significant expenditures for capital equipment and product development.

        The semiconductor industry has from time to time experienced depressed business conditions. In the past, business conditions in this industry have rapidly changed from periods of strong demand to periods of weak demand. For example, according to the SIA, the semiconductor industry declined 31.9% in 2001, after growing 36.9% in 2000. Any future downturn in the industry could harm our business and cause our operating results to suffer. We cannot assure you that we will not experience substantial period-to-period fluctuations in operating results due to general semiconductor industry conditions or other factors beyond our control.

Certain of the markets we serve are cyclical and our ability to grow and sustain growth levels may be adversely affected by a slowdown in the global economy.

        We serve customers and end users in the military and aerospace, semiconductor capital equipment, medical and industrial, and communications and data processing markets. The slowdown in the global economy during the early part of this decade generally reduced capital spending and consumer confidence, and caused us to experience weakness in our end markets and reduced our profitability. Slowdowns in the semiconductor and telecommunications industries were particularly severe and adversely affected the sales of our products used in these applications. Should the demand for our products in any of our primary target markets decline in the future, our business, financial condition and results of operations may be adversely affected.

We have historically experienced fluctuations in our operating results and we expect these fluctuations to continue, which may cause our common stock price to decline.

        Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net revenues, gross profits and operating results. These factors include:

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  the volume and timing of orders received;

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  market acceptance of our products and the products of our customers;

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  competitive pricing pressures;

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  our ability to expand manufacturing output to meet increasing demand;

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  the cyclical needs of our customers;

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  the timing of goodwill impairments or restructuring or other accounting-related charges;

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  the timing and extent of our research and development expenses;

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  the timing and extent of significant capital equipment purchases;

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  fluctuations in manufacturing yields; and

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  litigation expenses.

        Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without penalty to the customer. Because most of our backlog is cancelable without penalty, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. In addition, because of our fixed costs, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. As a result of the foregoing factors, or the other risk factors discussed in this prospectus, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. We cannot assure you that we will be profitable on a quarterly or annual basis in future periods.

We have incurred significant losses in certain recent periods, and there can be no assurance that we will be able to sustain profitability in the future.

        Although we recorded a net profit for the quarter ended March 31, 2004, we recorded net losses in three of the last five full fiscal years. We may incur losses in subsequent periods. Our ability to maintain profitability on a quarterly or fiscal year basis in the future will depend on a variety of factors, including our ability to increase net revenues, expand gross margins, introduce new products on a timely basis, secure sufficient fabrication capacity and control operating expenses.

If we cannot introduce new products on a timely basis, our financial results may suffer.

        The markets for our products are characterized by rapid technological change and frequent new product introductions. Historically in the semiconductor industry, average selling prices of products have decreased over time. If we are unable to introduce new proprietary products with higher margins or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, then our operating results will be harmed. Our success depends upon our ability to develop improved power semiconductors for new and existing markets, to introduce these products in a timely manner, and to have these products gain market acceptance. The development of new power semiconductors is highly complex and from time to time we have experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors, including:

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  proper new product definition;

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  timely completion of design and testing of new products;

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  cost-effectiveness;

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  achievement of acceptable manufacturing yields; and

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  market acceptance of our products and the products of our customers.

        We cannot assure you we will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Due to the complexity and variety of power semiconductors, the limited number of qualified development engineers and the limited effectiveness of computer-aided design systems in the design of such circuits, we cannot assure you that we will be able to successfully develop and introduce new products on a timely basis. We cannot assure you that any products introduced by us will be adopted by existing or potential customers, or that any products initially accepted by our customers will become industry standard products. Our failure to develop and introduce new products successfully could significantly harm our business and cause our operating results to suffer.

If we cannot optimize our mix of product sales, our financial results may suffer.

        If we are unable to optimize the mix of sales of relatively higher margin but lower volume products and relatively higher volume but lower margin products, our operating results may be harmed. In order to improve our margins through sales of higher margin products it is important that in the future they represent a greater percentage of our net revenues, requiring us to develop, introduce and market new proprietary products. We cannot assure you that we will be successful in developing new proprietary products with the features and functionality that customers in our key markets will demand.

Our revenues depend upon our products being designed into our customers' products.

        We generally work closely with our customers in the design stage and as a result of this collaboration from time to time we will be notified that some of our new products are incorporated into customers' products or systems. Assuming we believe some volume of our products is likely to be purchased, we typically refer to this event as a design win. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and on the extent to which the design of the customer's system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. For these or other reasons, we may not achieve design wins or our design wins may not result in future revenues.

Strong competition in the power semiconductor market may reduce the demand for our products or the prices of our products, which could reduce our revenues and harm our business.

        The power semiconductor industry is highly competitive. Significant competitive factors in the power semiconductor market include:

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  product features and performance;

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  product quality;

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  product reliability;

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  technical knowledge;

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  breadth of product line;

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  competitive pricing; and

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  customer service and support.

        Because the market for power semiconductors is diverse and highly fragmented, we encounter different competitors in our various product markets. Our principal competitors in one or more of our product areas include Fairchild Semiconductor, Integra, International Rectifier, IXYS, MA/COM, Philips and ST Microelectronics. Many of our competitors have substantially greater technical, financial and marketing resources and greater name recognition than we do and may be on more approved vendor lists than we are. We expect intensified competition from existing power semiconductor suppliers and the possible entry of new competitors. Increased competition could harm our business. We cannot assure you that we will be able to compete successfully in the future or that competitive pressures will not harm our financial condition or our operating results. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could harm our business and our financial condition.

Our financial results could be harmed if we were to lose one of our major customers or key distributors.

        Several of our major customers account for a significant portion of our net sales each year. During 2003, our top five customers accounted for 38.0% of our net revenues, and one distributor, Richardson Electronics, accounted for 15.8% of our net revenues. Revenue from Advanced Energy Industries represented 9.3% of our revenues in 2003. If we lost Richardson Electronics or one of our other major customers, or if one of them reduced or canceled significant orders, our net income and operating results could be harmed. If our relationship with Richardson Electronics were discontinued, or if Richardson Electronics should fail to provide adequate service to our customers, we could lose revenues and our operating results would suffer.

We rely heavily on our key subcontractors. If they fail to produce needed goods and services, our business and results of operations may suffer.

        We increasingly rely on third party subcontractors in Europe and Asia to manufacture, assemble and test most of our products. We rely on Infineon Technologies, an outside foundry located in Europe, and Episil Technologies, located in Taiwan, which collectively produce a significant percentage of our wafers. Our agreement with Infineon provides for fixed prices and a guaranteed purchase commitment and may be terminated upon two years' notice. In addition, we rely on Siltronic to supply silicon wafers. We also rely on Team Pacific and PSI Technologies, subcontractors in the Philippines, to assemble and test most of our switching power semiconductor products. In addition, we rely on VERTEK International in Mexico and Semiconductor Assembler & Manufacturer in Malaysia to assemble and package our RF products. We also rely on Kyocera as our sole source of ceramic packaging for certain discrete RF power semiconductors. We do not have long-term fixed price contracts with any of these key subcontractors other than Infineon. Disruption or termination of these arrangements or any capacity constraints that our subcontractors experience could harm our business and operating results. Political instability, labor disputes, natural disasters and other factors could disrupt the operations of our subcontractors. If any of our subcontractors experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to us, our operating results could suffer. Additionally, our subcontractors may not be able to maintain the technological capability to meet our future needs. Working with such subcontractors may lead to reduced control over product quality and delivery schedules. In addition, our subcontractors also manufacture and package products for our competitors, and there is a risk that our subcontractors could allocate less of their production capacity and resources to our needs or demand price increases. If our subcontractors fail to provide needed products and services in a timely and cost effective manner, our revenues, business and results of operations may suffer.

Interruptions in wafer production may harm our operating results.

        Any prolonged inability to utilize our Bend, Oregon, Santa Clara, California or third party foundries as a result of fire, natural disaster or otherwise could harm our financial condition and cause our operating results to suffer. While we do carry business interruption insurance, there is no assurance that it would be available or sufficient in the event that one of our facilities was rendered unavailable. Also, at times, there are shortages of foundry capacity in the industry. For example, in 2000, our sales were limited by the wafer fabrication capacity available to us. If we are not able to obtain additional foundry capacity as required, our relationships with our customers may be harmed and our sales would likely be limited. We may not be able to make arrangements for additional foundry capacity in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us, and could entail significant delay and additional expense. In addition, qualifying a new foundry could require the consent of or requalification by our customers. Moreover, if we are able to secure additional foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. These penalties may be expensive and could harm our operating results.

Intellectual property litigation may harm our business.

        The semiconductor industry in general is characterized by frequent litigation regarding patent and other intellectual property rights. This may require us to defend against assertions of intellectual property infringement or misappropriation raised by our competitors. If we are unable to successfully defend against such assertions, we may be exposed to substantial liability for damages, need to obtain licenses from the intellectual property owners, discontinue or change our processes or products, and/or expend significant resources to develop or acquire non-infringing technologies (if at all possible). We cannot be certain that licenses would be available under reasonable terms or that we could successfully develop or acquire non-infringing technologies. Moreover, any such efforts would likely be time-consuming and consume significant management and financial resources. Thus, any involvement in intellectual property litigation could harm our operating results and financial condition.

        For example, we have been sued by IXYS Corporation, or IXYS, for allegedly infringing two of its patents. We have denied infringement of the IXYS patents and have asserted affirmative defenses to their claims. Trial is currently scheduled to commence on July 6, 2004. We are contesting IXYS' claims vigorously but the outcome of this litigation remains uncertain. No assurance can be provided that a court ruling unfavorable to us would not materially harm our business. In addition, the length of time and legal fees associated with the patent litigation with IXYS have been significant, and we will incur additional costs prior to resolution of this matter. See "Business— Legal Proceedings."

        We also have certain indemnification obligations to customers with respect to the infringement of third party intellectual rights by our products. No assurance can be provided that future assertions of infringement or misappropriation will not occur, or that claims for indemnification by customers of our products will not be made, or that assertions of infringement or misappropriation (especially if proven to be true) will not harm our business.

If we cannot adequately protect our technologies and intellectual property rights, our financial results may suffer.

        Our success depends on our ability to obtain and maintain protection of certain proprietary technologies used in our principal products. We rely on a combination of patents, trade secret laws and contractual provisions to protect our technologies. Our competitors may independently develop technologies that are as good as or better than ours, and absent patent protection, we would be unable to stop their use of such independently developed technologies.

        The process of seeking patent protection can be long and expensive, and we cannot assure you that our current patents are or any new patents that may be issued will be of sufficient scope or strength to provide any meaningful protection or any competitive advantage to us. Although none of our patents or other intellectual property rights has been successfully challenged to date, we cannot assure you that any patent owned by us will not be invalidated, circumvented or challenged.

        In addition, we have licensed a portion of our intellectual property rights to European and Japanese entities and entered into two joint ventures and licensing and technology transfer agreements in China. The China agreements were subsequently terminated. We cannot assure you that these foreign entities have at all times remained within the scope of their contractual obligations with respect to our technology and intellectual property, or that other foreign entities have not infringed or misappropriated our intellectual property. Intellectual property law and practice differs in foreign jurisdictions, and it may prove difficult for us to protect our rights in foreign countries.

        If we are unable to protect our technology and intellectual property rights, whether in the U.S. or abroad, we could face increased competition in the market for our products and technologies, or possibly even exclusion from the market. This would negatively affect our ability to maintain or expand our business, and thus our revenues.

If our manufacturing processes become obsolete, our margins and profitability may be harmed.

        Semiconductor design and process methodologies are subject to rapid technological change, requiring large expenditures for research and development in order to improve product performance and increase manufacturing yields. Our current process technology is likely to become obsolete at some point in the future. If we are unable to develop or obtain access to advanced silicon wafer processing technologies as they become needed, our future operating results may suffer.

Our business is subject to risks associated with operations in foreign countries.

        In 2003, approximately 35% of our revenues were from customers located outside of the U.S. In addition, some of our manufacturing operations are not in the U.S. The following are some of the risks inherent in doing business on an international level:

  •
  economic and political instability;

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  foreign currency fluctuations;

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  transportation delays;

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  trade restrictions;

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  work stoppages;

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  disruption of local labor supply and/or transportation services;

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  inflexible employee contracts in the event of business downturns;

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  government and license requirements governing the transfer of technology and products abroad;

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  the burden and cost of complying with import and export regulations;

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  risks of conflict and terrorism;

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  diseases such as SARS; and

  •
  the laws, including tax laws of, and the policies of the United States toward, countries in which we manufacture our products.

        In addition, we have supply agreements, assembly agreements, and other relationships with foreign companies that are subject to similar risks. These risks could negatively affect our results of operation.

We depend on the availability of raw materials to manufacture our products, and a disruption in supply could harm our operating results.

        We rely on raw materials to manufacture our products, including silicon, various chemicals, gases and compounds. In particular, we obtain silicon wafers and ceramic packaging through limited sources of supply, and in the event of a shortage, we may be forced to locate alternative sources and be forced to pay higher prices. A severe shortage or an increase in the price of silicon wafers or packaging may harm our gross margins and our ability to deliver our products on a timely basis, if at all.

Our foundries may experience lower than expected yields, which could adversely affect our business.

        The manufacture of power semiconductors is a highly complex and technically demanding process. Production yields and device reliability can be affected by a large number of factors. As is typical in the semiconductor industry, our foundries have from time to time experienced lower than anticipated manufacturing yields and device reliability problems, particularly in connection with the introduction of new products and changes in processing steps. There can be no assurance that our foundries will not experience lower than expected manufacturing yields or device reliability problems in the future, which could materially and adversely affect our business and operating results.

Our business may be harmed by acts of terrorism.

        Acts of terrorism could interrupt or restrict our business in several ways. For example, we rely extensively on the use of air transportation to move our inventory to and from our vendors and to ship finished products to our customers. If terrorist acts cause air transportation to be grounded or interrupted, our business could be harmed.

        In addition, acts of terrorism could cause existing export regulations to be changed, which could limit the extent to which we are allowed to export our products. To the extent that acts of terrorism also reduce customer confidence and create general economic weakness, our business could also be harmed.

An accident at our manufacturing facilities could cause serious damage for which we could be responsible.

        Our manufacturing operations involve high voltage equipment, explosive gases and hazardous chemicals. An accident at our manufacturing facilities could result in serious personal injury or property damage for which we could be held financially responsible and could interrupt our operations, potentially for an extended period of time. Any losses in excess of available insurance, and any long-term effects of disrupted operations, could harm our financial results.

Our products are complex and could contain defects, which could reduce sales of those products or result in claims against us.

        We develop complex and evolving products. Despite testing by us and our customers, defects or other performance problems may be found in existing or new products. This could result in loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. Any defects or other problems with our products could result in financial or other damages to our customers who could seek damages from us for their losses.

        We may be subject to product liability claims with respect to our products. Our products are incorporated into highly expensive equipment such as aircraft, and into products where a failure may have severe consequences, such as defibrillators. Our product liability insurance coverage may be insufficient to pay any such claims. Product liability insurance may become too costly for us or may become unavailable to us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our financial position. Even an unsuccessful product liability claim would likely be time-consuming and costly to defend.

Our manufacturing operations involve hazardous substances, and the costs of complying with applicable environmental laws could harm our financial results.

        Our manufacturing operations are subject to various federal, state, local and foreign environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air, water and soil. In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state, local and foreign laws. The risk of accidental release of such materials cannot be completely eliminated, and if such an accidental release occurs, we could be held financially responsible for clean-up costs and other consequences of the release. In addition, if environmental laws become more stringent over time, or existing laws are more stringently enforced, we could incur greater compliance costs and be subject to increased risks and penalties for violations. We could be held liable for significant damages for violating environmental laws and could lose certain licenses or permits, which could harm our financial results.

Failure to attract and retain key technical and management personnel could harm our operating results.

        Our success depends upon the continued service of our executive officers and other key management and technical personnel, particularly our development engineers, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced development engineers, applications engineers and sales managers. There is intense competition for the services of engineers in our industry. The loss of the services of one or more of our executive officers, development engineers or other key personnel or our inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could harm our business. We do not currently carry life insurance payable to us with respect to any of our employees.

If we fail to manage our growth effectively, we may lose business and experience reduced profitability or increased losses.

        We have at times experienced rapid revenue growth, and we anticipate future growth if demand increases in the markets for our products. To manage this growth successfully, we will need to manage increased production requirements, attract, retain and train new employees, including engineers and management, improve our operational and administrative systems, and manage multiple relationships with customers and suppliers. We may be unable to accomplish any of these requirements, and our failure to do so could harm our operating results.

We may not be able to consummate future acquisitions or integrate acquisitions successfully into our business.

        We have made two acquisitions since we became a public company in August 2000, and we plan to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our company incurring unanticipated expenses and losses. In addition, we may not be able to identify or finance additional acquisitions or realize any anticipated benefits from acquisitions we do complete. In the event of future acquisitions, we could:

  •
  use a significant portion of our available cash;

  •
  issue equity securities that would dilute current stockholders' percentage ownership;

  •
  incur substantial debt; or

  •
  assume contingent liabilities.

        Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

  •
  difficulties in the assimilation of acquired operations, technologies or products;

  •
  unanticipated costs associated with an acquisition or joint venture;

  •
  potential asset write-downs;

  •
  adverse effects on existing business relationships with customers; and

  •
  potential loss of key employees of acquired organizations.

        Our ability to successfully manage these risks could be limited by the small size of our management team. The occurrence of any of these risks may result in a decrease in the value of our assets and may harm our business and results of operations.

Our reported financial results may be harmed by changes in U.S. generally accepted accounting principles.

        We prepare our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to create and interpret accounting policies. A change in these policies or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, while current accounting rules allow us to exclude the expense of stock options from our financial statements, influential business policy groups, including the Financial Accounting Standards Board, have suggested that the rules be changed to require these options to be expensed. If we are required to expense options, we may be less likely to become or remain profitable or we may have to decrease or eliminate options grants. Decreasing or eliminating option grants may negatively impact our ability to attract and retain qualified employees.

Recently enacted and proposed changes in securities laws and regulations may increase our costs.

        The Sarbanes-Oxley Act of 2002 that became law in July 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, have required, and will require, changes to some of our accounting and corporate governance practices, including a report on our internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. We expect these new rules and regulations to continue to increase our accounting, legal and other costs, and to make some activities more difficult, time consuming and costly. These new rules and regulations have made, and we expect will continue to make, it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These additional expenses have and may continue to reduce our profits or increase our losses. These new rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee.

Investment Risks

The price of our common stock may fluctuate widely in the future.

        The trading price of our common stock has been and is expected to be subject to wide fluctuations in response to:

  •
  quarter-to-quarter variations in our operating results;

  •
  general conditions or cyclicality in the semiconductor industry or the end markets that we serve;

  •
  new or revised earnings estimates by us or industry analysts;

  •
  comments or recommendations issued by analysts who follow us, our competitors or the semiconductor industry;

  •
  aggregate valuations and movement of stocks in the broader semiconductor industry;

  •
  announcements of new products, strategic relationships or acquisitions by us or our competitors;

  •
  increases or decreases in available wafer, assembly or test capacity;

  •
  governmental regulations, trade laws and import duties;

  •
  announcements related to future or existing litigation involving us or any of our competitors;

  •
  announcements of technological innovations by us or our competitors;

  •
  additions or departures of senior management; and

  •
  other events or factors, many of which are beyond our control.

        In addition, stock markets have experienced extreme price and trading volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Future sales of our common stock may lower our stock price.

        If our existing stockholders sell a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Based on 10,643,506 shares outstanding as of May 31, 2004, 12,543,506 shares of our common stock will be outstanding immediately after this offering. All of these shares will be available for immediate resale in the public market, except those held by our "affiliates" or those subject to lock-up agreements for up to 90 days after the date of this prospectus, which may be extended for up to 18 days. However, the underwriters may waive this restriction and allow the stockholders to sell their shares at any time.

Our management will have broad discretion over the use of the net proceeds of this offering and may fail to use such funds effectively.

        We will use the net proceeds of this offering for working capital and general corporate purposes, and possibly for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific material acquisition or investment. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. Management's allocation of the proceeds of this offering may not benefit the business, and could harm our financial results.

Six members of management, as a group, will own a significant interest in our common stock after this offering.

        Six members of our senior management (Messrs. Sireta, Crecraft, Haugen, Hess, Loder and Tsang) will beneficially own approximately 25.3% of our outstanding shares of common stock following the completion of this offering, and 21.7% if the underwriters' over-allotment option is exercised in full. As a result, these members of management will continue to exercise significant influence over all matters requiring stockholder approval. The concentrated holdings of management may result in a delay of, or serve as a deterrent to, possible attempts to take us over, which may reduce the market price of our common stock. See "Management" and "Principal and Selling Stockholders."

Our articles of incorporation and Delaware law contain provisions that may hinder or prevent a change in the control of our company.

        The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to take us over. Also, we are subject to provisions of Delaware law that may have similar effects. For example, we are governed by Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our articles of incorporation or under Delaware law may defer hostile takeovers or delay changes in control or management, which could reduce our stock price. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

        In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. For example, we make statements regarding:

  •
  Future growth of the semiconductor capital equipment, industrial and medical equipment and military and aerospace markets, and the factors affecting such growth;

  •
  Increased production volume from our manufacturing facilities and its related margin impact;

  •
  Favorable changes in our gross profit margins and increased sales of our RF products as part of overall sales;

  •
  Implementation of our restructuring plans;

  •
  Our prospects for future long term profitability;

  •
  Our future tax expenses and effective tax rate;

  •
  Our expectations with regard to research and development expenses;

  •
  Our expectations for funding future liquidity needs; and

  •
  Potential acquisitions and equity investments.

        These and other forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

        Assuming a public offering price of $            per share, we will receive approximately $            million from our sale of 1,900,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $            million. The selling stockholders will receive $            million from their sale of shares of our common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their over-allotment option in full, the selling stockholders will receive an additional $            million in net proceeds.

        We expect to use the net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire products, technologies or businesses that are complementary to our business, to invest in existing facilities or to purchase equipment. However, we have no present understanding or agreement relating to any specific material acquisition or investment. We will retain broad discretion in the allocation and use of the net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

        Prior to making use of the net proceeds of this offering as described above, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  on an as adjusted basis giving effect to our sale of the common stock in this offering at a public offering price of $            per share, net of underwriting discounts and estimated offering expenses.

        The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference herein.

	As of March 31, 2004
	Actual	As Adjusted
	(Unaudited, in thousands, except share data)
Cash, cash equivalents and available-for-sale securities	$16,337	$

Debt:
Lines of credit	$—		$—
Current portion of long-term debt	—		—
Long-term debt, less current portion	—		—
Capital lease obligations	—		—

Total debt	$—		$—
Stockholders' equity:
Preferred stock, undesignated, $0.001 par value; 1,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—		—
Common stock, $0.01 par value, 19,000,000 shares authorized; 10,636,906 shares issued and 10,520,056 outstanding actual; and 12,536,906 shares issued and 12,420,056 outstanding as adjusted(1)	106		125
Additional paid-in capital	88,734
Treasury stock, at cost, 116,850 shares	(1,761)		(1,761)
Deferred stock compensation	(11)		(11)
Accumulated other comprehensive income	400		400
Accumulated deficit	(18,765)		(18,765)

Total stockholders' equity	68,703

Total capitalization	$68,703	$

(1)
The actual number of shares outstanding includes shares authorized as of March 31, 2004, but excludes 1,624,779 shares of common stock issuable upon the exercise of options outstanding on March 31, 2004, at a weighted average exercise price of $7.03 per share; 54,419 additional shares of common stock reserved for future issuance under our 1995 Stock Option Plan; and 1,725 shares of common stock issuable upon the exercise of a warrant at an exercise price of $1.16 per share. The as adjusted number of shares outstanding includes the actual number of shares outstanding plus 1,900,000 shares to be issued in this offering.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "APTI." Our common stock began trading on August 8, 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low
Fiscal year 2002
First quarter	$12.60	$10.40
Second quarter	15.13	11.60
Third quarter	15.15	3.65
Fourth quarter	4.92	2.30
Fiscal year 2003
First quarter	4.99	3.01
Second quarter	8.28	3.00
Third quarter	9.70	6.80
Fourth quarter	9.04	6.78
Fiscal year 2004
First quarter	11.75	8.58
Second quarter (through June 15, 2004)	14.52	8.99

        On June 15, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $13.29 per share, there were approximately 92 stockholders of record and we estimate approximately 2,000 beneficial holders of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

        In the table below, we provide you with our historical selected consolidated financial data. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000, and 2001 are derived from our audited consolidated financial statements for such periods and dates, which are not incorporated into this prospectus by reference. The statement of operations data for the years ended December 31, 2001, 2002, and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from, and qualified by reference to, our audited consolidated financial statements for such periods and dates. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 are derived from, and qualified by reference to, our unaudited consolidated financial statements for such periods and dates. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated by reference herein. Our interim results are based on fiscal quarters of thirteen weeks. However, for ease of reading the following data we have labeled our interim fiscal periods as ending on a calendar month end. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues, net	$27,461	$44,168	$36,855	$43,425	$48,892	$11,159	$15,093
Cost of goods sold	18,000	26,713	25,023	29,214	32,262	7,752	9,367
Amortization of technology rights and other charges	—	—	—	1,974	1,118	284	274

Total cost of goods sold	18,000	26,713	25,023	31,188	33,380	8,036	9,641

Gross profit	9,461	17,455	11,832	12,237	15,512	3,123	5,452
Operating expenses:
Research and development	883	1,097	1,810	3,858	3,001	833	887
Selling, general and administrative	7,322	9,956	9,268	12,313	14,763	3,691	4,110
Restructuring charges	—	—	—	—	645	240	206
In-process research and development charges	—	—	—	2,108	—	—	—

Total operating expenses	8,205	11,053	11,078	18,279	18,409	4,764	5,203

Income (loss) from operations	1,256	6,402	754	(6,042)	(2,897)	(1,641)	249
Other income (expenses):
Interest income (expense), net	(1,308)	(292)	1,595	570	217	56	40
Other income (expense), net	77	(105)	14	14	(29)	11	(6)

Income (loss) before income taxes	25	6,005	2,363	(5,458)	(2,709)	(1,574)	283
Income tax expense (benefit)	200	2,246	567	(1,771)	621	(565)	—

Net income (loss)	$(175)	$3,759	$1,796	$(3,687)	$(3,330)	$(1,009)	$283

Basic net income (loss) per share	$(0.04)	$0.59	$0.21	$(0.36)	$(0.32)	$(0.10)	$0.03
Diluted net income (loss) per share	$(0.04)	$0.50	$0.19	$(0.36)	$(0.32)	$(0.10)	$0.03
	As of December 31,
						As of March 31, 2004
	1999	2000	2001	2002	2003
						(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and available-for-sale securites	$316	$36,466	$35,668	$19,160	$16,564	$16,337
Total assets	14,184	57,313	58,075	76,948	74,503	74,449
Long-term obligations, including current portion	6,443	231	131	—	—	—
Stockholders' equity (deficit)	(2,475)	51,118	53,948	71,172	68,210	68,703

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the other financial information incorporated by reference in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking information due to factors discussed under "Risk Factors," "Business" and elsewhere in this prospectus. Our interim results are based on fiscal quarters of thirteen weeks. However, for ease of reading, we have labeled our interim periods as ending on a calendar month end.

Business Overview

        We are a leading designer, manufacturer and marketer of high-performance RF and switching power semiconductors. Power semiconductors manage and regulate electrical power by converting electricity into a form required by electrical and electronic products. Our power semiconductors increase system efficiency and reliability, permit the design of more compact end products and improve system features and functionality. We primarily focus on high-power, high-speed devices that dissipate at least several hundred watts of power and require operating frequencies greater than 20 kHz, or 20,000 cycles per second. In particular, we continue to strengthen our portfolio of RF products that operate at frequencies ranging from 1 MHz to 6 GHz.

        We sell our products in North America, Europe, and Asia primarily pursuant to customer purchase orders. We sell through a network of independent sales representatives and distributors. We recognize revenue upon shipment of our products.

        In 2002, we acquired GHz Technology and the product lines and certain assets of Microsemi RF Products, a wholly owned subsidiary of Microsemi Corporation, to help us further penetrate the markets for RF power semiconductors. We believe that these acquisitions have positioned us as a leading supplier of RF power transistors for avionics and radar. They also added valuable technology and substantial engineering, manufacturing and marketing capabilities. These acquisitions are part of our ongoing strategy to expand our product and technology portfolio in the RF power arena through both internal development and acquisitions. On average, our RF power products provide higher gross margins than switching products, but also require a higher level of engineering support.

        As a result of our acquisitions in 2002, we incurred certain acquisition-related charges in both 2002 and 2003 which affected our financial performance. In 2002, we recorded total charges, net of taxes, of $3.5 million, and in 2003, we recorded total charges, net of taxes, of $2.7 million. These items were comprised of charges for purchased in-process research and development, amortization of intangible assets, inventory fair value adjustments and deferred compensation amortization. In addition, we incurred various restructuring-related charges, including severance payments related to downsizing and organizational changes. Also, in 2003 we acquired the administrative property we leased in Santa Clara, California in order to avoid future above-market rate lease charges, and we incurred a $350,000 impairment charge to adjust the carrying value to fair market value. This property is now listed as an asset held for sale.

        We have operations in Bend, Oregon, Santa Clara, California, Montgomeryville, Pennsylvania, and Bordeaux, France. Each site has production, research and development and administrative activities. We also make use of subcontract manufacturers for the fabrication of our wafers and for assembly and test operations. Our locations are more fully described in "Business—Properties."

Our Markets

        We operate on a worldwide basis. As such, our operations are affected by global, regional and industry-specific economic and political factors. In 2003, 65.3% of our revenues were from customers in the United States, 18.5% from customers in Europe, and 16.2% from customers in Asia and the rest of the world. We allocate revenue geographically based on the location to which we ship our products. The markets for our products are diversified, and include military and aerospace, semiconductor capital equipment, medical and industrial, and communications and data processing.

        We believe demand is being driven by the emergence of new applications for higher power, higher frequency semiconductors that more precisely manage power, and also by the need to increase performance and improve power quality for existing applications. In particular, demand in our target markets is being driven by the cyclical upturn in the semiconductor capital equipment market and a recovery in the communications and data processing market, as well as growth in demand for complex medical equipment and military and commercial radar equipment. We believe demand is also being driven by the need for more efficient energy use resulting from rising energy costs, government mandates and environmental concerns.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns and warranty obligations, allowance for doubtful accounts, excess and obsolete inventories, income taxes, valuation of goodwill and intangible assets with indefinite lives, valuation of long-lived assets, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the timing of revenue recognition that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

  Revenue Recognition, Product Returns and Warranty Obligations

        Product revenue is recognized upon shipment of product. In general, we provide for a one-year repair or replacement warranty on our products. Upon shipment, we provide an allowance for the estimated cost that may be incurred for product warranty and sales returns based on historical experience and contractual requirements. We use independent distributors to sell some of our products. Distributors can return a contractually agreed upon percentage of the dollar value of products purchased during the prior six months. We may on a case-by-case basis grant to distributors certain price protections on purchased products.

        While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product non-conformance rates, material usage and service delivery costs incurred in correcting a product non-conformance. Should actual product non-conformance rates, material usage, service delivery costs, or distributor returns differ from our estimates, revisions to the estimated warranty liability would be required.

  Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of the allowance after considering the size of the accounts receivable balance, historical bad debts, the customer's expected ability to pay and our collection history with each customer. We review significant individual accounts that are past due to determine whether an allowance should be made based on these factors. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  Excess and Obsolete Inventories

        Inventories are stated at the lower of standard cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). We establish reserves for estimated unmarketable (excess) or obsolete inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. We establish reserves for excess component order cancellation costs based on estimated net realizable value of the components purchased and any additional cancellation charges. We evaluate historical usage of the product, current customer demand, purchase commitments and forecasted usage of the product. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

  Income Taxes

        We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to decrease the valuation allowance would increase income in the period such determination was made. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to increase the valuation allowance would be charged to income in the period such determination was made. As of March 31, 2004, we had a full valuation allowance recorded against our net deferred tax assets.

  Valuation of Goodwill and Intangible Assets with Indefinite Lives

        We value goodwill and intangible assets with indefinite lives in accordance with Statement of Financial Accounting Standards No. (SFAS) 142 "Goodwill and Other Intangible Assets." Currently we carry a goodwill balance in connection with previous acquisitions, but have no other intangible assets with indefinite lives. We annually review goodwill for impairment and when events or circumstances indicate the carrying value of the asset might exceed its current fair value. We determine fair value using discounted cash flow analysis and other acceptable valuation methodologies such as market multiples and comparable transactions. This requires us to make assumptions and estimates regarding industry economic factors and future profitability. It is our policy to conduct impairment testing based on our most current business plans, which reflect changes we anticipate in the economy and industry. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge as a result of writing down the carrying value of goodwill.

  Valuation of Long-Lived Assets

        We value long-lived assets, including intangible assets with finite lives, in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We determine the potential impairment using undiscounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability. It is our policy to conduct impairment testing based on our most current business plans, which reflect changes we anticipate in the economy and industry. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge as a result of writing down the carrying value of long-lived assets. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Long-lived assets considered held for sale are valued at the lower of historical cost or fair value less costs to sell. Such assets are not depreciated while so classified.

  Contingencies and Litigation

        We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

  Non-GAAP Measures

        In this discussion, we include certain non-GAAP measures such as gross profit excluding amortization of acquired technology assets, net loss excluding acquisition related charges, revenue growth excluding acquisitions, and selling, general and administrative expense excluding certain legal expenses. We believe this disclosure is useful as a way to explain the impact of certain accounting charges included in our operating results and to provide period to period comparability. We recommend that investors carefully review the GAAP financial measures from which these non-GAAP measures have been derived.

Results of Operations

        The following table presents our consolidated statement of operations data for the periods indicated as a percentage of net revenue:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenues, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.9	67.3	66.0	69.5	62.1
Amortization of technology rights and other charges	—	4.5	2.3	2.5	1.8

Total cost of goods sold	67.9	71.8	68.3	72.0	63.9

Gross profit	32.1	28.2	31.7	28.0	36.1
Operating expenses:
Research and development	4.9	8.9	6.1	7.5	5.9
Selling, general and administrative	25.1	28.4	30.2	33.1	27.2
Restructuring charges	—	—	1.3	2.1	1.4
In-process research and development charges	—	4.9	—	—	—

Total operating expenses	30.0	42.2	37.6	42.7	34.5

Income (loss) from operations	2.1	(14.0)	(5.9)	(14.7)	1.6
Interest and other income, net	4.3	1.4	0.4	0.6	0.3

Income (loss) before income taxes	6.4	(12.6)	(5.5)	(14.1)	1.9
Income tax expense (benefit)	1.5	(4.1)	1.3	(5.1)	—

Net income (loss)	4.9%	(8.5)%	(6.8)%	(9.0)%	1.9%

    Three Months Ended March 31, 2004 and 2003

        Revenues.    Revenues for the first quarter of 2004 were $15.1 million, up 35.3% from $11.2 million in the first quarter of 2003 and sequentially up 20.4% from $12.5 million in the fourth quarter of 2003, with both increases attributable to higher volume shipments. The increase in revenue over the prior year quarter and sequentially was due to improved market conditions in the various markets we serve and due to designs we have won and moved into production.

        As the overall semiconductor market has improved, the demand for new fabrication plants and semiconductor capital equipment has increased. Our revenues from this market increased by 145.6% over the prior year quarter and 24.9% sequentially. We also experienced increased revenues in the communications and data processing market, especially in Asia. Revenues increased by 46.5% over the prior year quarter and 45.2% sequentially. We continued to build our sales organization in the Asian market to benefit from the increased demand in this region. The first quarter of 2004 marked the second consecutive quarter that revenues in Asia exceeded our European revenues. Revenues from the medical and industrial market increased by 0.7% over the prior year quarter and 3.0% sequentially. Our sales of components for use in implantable devices were up, but were offset by lower unit sales to an industrial customer. Revenues in the military and aerospace market increased by 2.3% over the prior year quarter and 16.5% sequentially.

        Overall, our revenues by geographic area for the first quarter of 2004 were 65.4% in North America, 14.5% in Europe, and 20.1% in Asia, compared to 64.8% in North America, 24.3% in Europe, and 10.8% in Asia during the first quarter of 2003. Revenues of our higher margin RF products were 49.1% in the first quarter of 2004, compared to 47.8% in the first quarter of 2003. As our sales to the semiconductor capital equipment and military and aerospace markets increase, there is the possibility that the RF percent of total revenue will exceed the 50.0% level.

        Gross Profit.    Gross profit margin for the first quarter of 2004 was 36.1% compared to 28.0% in the first quarter of 2003 and 31.0% in the fourth quarter of 2003. Excluding acquisition-related non-cash amortization of technology assets acquired, gross profit margin was 37.9% in the first quarter of 2004 compared to 30.5% in the first quarter of 2003 and 33.2% in the fourth quarter of 2003. The improvement in gross profit margin over the prior year quarter is due to improved fixed cost absorption at both our Bend, Oregon and Santa Clara, California facilities on higher production volumes. This contributed approximately 5.3% in additional gross margin in the first quarter of 2004 compared to the first quarter of 2003. We expect production volume for the products from our Bend, Oregon and Santa Clara facilities to increase, resulting in further margin enhancement during 2004. Additional improvement in the first quarter of 2004 resulted from the mix of products sold, which contributed approximately 2.5% in additional gross margin compared to the first quarter of 2003. The sequential improvement due to a higher margin mix of products sold contributed 2.9%, while improved absorption at our Bend, Oregon and Montgomeryville, Pennsylvania facilities contributed to the balance of the improvement. The transfer of the Montgomeryville, Pennsylvania wafer fabrication plan is still underway and is expected to be completed during 2004.

        Research and Development Expense.    Our research and development expenses were $887,000 in the first quarter of 2004, compared to $833,000 in the first quarter of 2003 and $950,000 in the fourth quarter of 2003, or approximately 5.9%, 7.5% and 7.6% of revenues, respectively. The increase in research and development spending over the prior year quarter was due to additional payroll for personnel assigned from other functional areas to focus on product research and development. We anticipate that this will add approximately $40,000 per quarter to future research and development spending. The sequential decline in spending was due to lower material charges for prototype products in the quarter. The decrease in research and development expense as a percentage of revenue in the first quarter of 2004 was also due to our higher revenue levels in the quarter. We plan to continue our research and development programs leading to the introduction of new products for use in both RF and switching applications. Therefore, based on our current mix of business, we expect the level of research and development expenses to be approximately 7.0% for the next 12 months.

        Selling, General and Administrative Expense.    Selling, general and administrative expenses were $4.1 million in the first quarter of 2004, compared to $3.7 million in the first and fourth quarters of 2003, or approximately 27.2%, 33.1% and 29.5% of revenues, respectively. Our selling, general, and administrative expenses included legal expenses in connection with ongoing patent litigation, as more fully explained in "Business—Legal Proceedings." Legal expenses associated with patent litigation were $602,000 in the first quarter of 2004, $193,000 in the first quarter of 2003, and $261,000 in the fourth quarter of 2003. Excluding the legal fees associated with the IXYS patent litigation, our selling, general and administrative expenses in the first quarter of 2004, first quarter of 2003 and fourth quarter of 2003 would have been approximately $3.5 million each quarter.

        Restructuring Activities.    As part of our strategic plans, we announced in November of 2003 restructuring actions intended to improve manufacturing efficiencies and lower administrative costs. These actions include consolidation of certain administrative functions, rationalization of internal and external assembly and test manufacturing, and the reduction of rent expense through the purchase and resale of one of the two properties currently occupied by our Santa Clara, California subsidiary. These announced actions were in addition to previously disclosed plans to consolidate our wafer fabrication plant in Montgomeryville, Pennsylvania to Bend, Oregon. We expect this process to be completed in 2004.

        During the first quarter of 2004, we recognized $206,000 in restructuring charges. The charges included $140,000 associated with costs to exit certain production activities and $66,000 associated with additional severance costs. Total restructuring-related charges recognized in 2003 were $645,000, of which $240,000 was recognized in the first quarter of 2003 and $405,000 was recognized in the fourth quarter of 2003. The total severance-related charges recognized in 2003 were $295,000, which were recognized as $240,000 and $55,000 in the first and fourth quarters of 2003, respectively. The severance charges relate to already separated personnel and personnel costs associated with benefits expected to be paid upon completion of certain eligible transfer activities. The property purchase is reported as an asset held for sale and is being marketed for sale as we no longer require the space. In accordance with SFAS 144, an asset held for sale is carried at estimated fair value. As such, we recorded an impairment charge for the property in the fourth quarter of 2003 of approximately $350,000. Fair value was estimated based on comparable sales data of similar commercial space in the area. The net carrying value of the property as of March 31, 2004 was approximately $1.0 million and was included as a component of other current assets.

        Interest and Other Income, Net.    Interest income and other income, net, which includes interest income, interest expense and other expense, was $34,000 in the first quarter of 2004 compared to $67,000 in the first quarter of 2003. The primary component was interest income earned on our cash and marketable securities. Net interest income was $40,000 in the first quarter of 2004 compared to $56,000 in the first quarter of 2003. The decline in interest income was primarily due to lower interest rates available in the current investment market and lower invested cash and marketable securities, as we continued to self-fund purchases of property and equipment.

        Income Tax Expense (Benefit).    During the first quarter of 2004, we recorded no tax expense on $283,000 of income before taxes, as we had previously recorded a full valuation allowance against our net deferred tax assets in the fourth quarter of 2003. While we have sufficient net operating loss carry-forwards, or NOLs, to offset federal taxable income for regular tax purposes, our use of NOLs for alternative minimum tax, or AMT, purposes are limited to 90% of our AMT income, or AMTI. Therefore, we expect to pay AMT of approximately 20% on the remaining AMTI, resulting in an approximate effective tax rate of 2% for the remainder of 2004. We recorded a tax benefit in the first quarter of 2003, at an effective tax rate of 35.9%. The first quarter 2003 tax rate benefit was lower than the expected tax rate primarily due to a foreign net operating loss in the quarter, which carries a full valuation allowance. During the first quarter of 2003, we had not yet established a valuation allowance against our domestic deferred tax assets.

    Years Ended December 31, 2003 and 2002

        Revenues.    Our revenues for 2003 were $48.9 million, compared to $43.4 million in 2002, or a 12.6% increase. Approximately 7.1% of the increase reflected the additional months of revenue contributed by the acquisitions we made during 2002, while 5.5% of the increase represented organic growth on higher unit volumes. Overall, we experienced year over year strength in each of the markets we serve. Military and aerospace increased by 10.7%, semiconductor capital equipment increased by 19.6%, medical and industrial increased by 7.8% and communications and data processing revenue increased by 16.4%. As a result of incremental capital spending by companies that produce semiconductors, we experienced significant strengthening in the semiconductor capital equipment market, which grew by 36.7% in the second half of 2003 compared to the first half of 2003.

        Overall, our percentage of revenues by geographic area for 2003 was 65.3% in North America, 18.5% in Europe, and 16.2% in Asia and the rest of the world. This compares to 64.1% in North America, 24.2% in Europe, and 11.7% in Asia and the rest of the world in 2002.

        Gross Profit.    Our gross profit margin was 31.7% in 2003, compared to 28.2% in 2002. Excluding the non-cash purchase accounting charges for the fair value of inventory acquired, and the amortization of technology rights assets, gross profit margin was 34.0% in 2003 compared to 32.7% in 2002, or an increase of 1.3%. Lower sales returns and lower provisions for excess and obsolete inventory contributed approximately 1.7% to the improved gross margin. Increased production volumes and the resulting increase in factory utilization at our facility in Santa Clara, California resulted in improved factory overhead absorption in 2003 compared to 2002. The improved utilization added approximately 2.2% to our overall gross profit in 2003. The margin improvement due to increased utilization was partially offset by lower factory production volumes at our facility in Bordeaux, France, which caused a drop of approximately 2.3% in our gross margin. We took actions to reduce production personnel by approximately 23% at the Bordeaux facility and shift production to our lower cost offshore subcontractors. During 2003, we began to consolidate the silicon manufacturing performed in Montgomeryville, Pennsylvania to our Bend, Oregon facility in order to reduce our overall wafer fabrication production costs.

        Research and Development Expense.    Our research and development expenses were $3.0 million in 2003, compared to $3.9 million in 2002, or approximately 6.1% and 8.9% of revenues, respectively. During 2002, higher expenses were incurred for pre-production and prototype lots, especially for our Power MOS 7 technology, as we prepared to introduce a large volume of new products using this technology. During 2003, fewer resources were used for pre-production and prototype lots as the new parts moved into full production. This resulted in an approximately $650,000 decline in spending on supplies, materials and prototypes from the prior year. During 2003, we also reduced payroll and other compensation expenses by $140,000 due to the transfer of engineers to product application functions and lower deferred compensation amortization charges. The decrease in research and development expense as a percentage of revenue was also due to our higher revenue levels in 2003.

        Selling, General and Administrative Expense.    Our selling, general and administrative expenses totaled $14.8 million in 2003, compared to $12.3 million in 2002, or approximately 30.2% and 28.4% of revenues in 2003 and 2002, respectively. The increase in expenses over the prior year level was attributable to higher payroll costs of $1.1 million as a result of the discontinuance of the graduated pay reductions we implemented in 2001 and the first half of 2002, as well as additional personnel due to new hires, the additional companies we acquired, and the transfer of job functions from other operating areas. In addition, we incurred increased legal expenses of $900,000 in connection with ongoing patent litigation, as more fully explained in "Business—Legal Proceedings."

        Stock Compensation Expense.    Stock compensation expense includes costs relating to stock-based employee compensation arrangements, and is based on the difference between the fair market value of our common stock on the date of grant and the exercise price of options to purchase that stock. Stock compensation expense is recognized over the vesting periods of the related options, typically five years. Stock compensation expense of $150,000 was recorded in 2003, versus $498,000 in 2002. Of this amount, $41,000 was recorded in cost of goods sold and $109,000 was recorded in selling, general and administrative expense.

        Interest Income (Expense).    Interest income in 2003 was $246,000, compared to $630,000 in 2002. The decline in interest income was due to lower invested cash balances as a result of cash used for our acquisitions in 2002, and also due to lower interest rates. Interest expense was $29,000 in 2003 compared to $60,000 in 2002.

        Restructuring Charges.    In 2003, we recognized $645,000 in restructuring-related charges for the restructuring activities described in the three months ended March 31, 2003 and 2004 comparison. Total severance-related charges recognized in 2003 were $295,000. These severance charges related to former employees and personnel that were eligible for benefits upon completion of certain transfer activities. The property purchase reported in our financial statements as an asset held for sale was listed for sale as we no longer required the space. In accordance with SFAS 144, an asset held for sale is carried at estimated fair value. As such, we recorded an impairment charge for the property in the fourth quarter of 2003 of approximately $350,000. The net carrying value of the property as of December 31, 2003 was approximately $1.0 million and is included as a component of other current assets.

        Income Taxes.    We recorded a tax expense at an effective tax rate of approximately 23.0% on our net loss of $2.7 million in 2003, compared to a tax benefit of 32.4% in 2002. Our effective tax rate in 2003 differed from the federal statutory rate primarily due to the recording of a non-cash charge of $846,000 to establish a full valuation reserve against our net deferred tax assets, offset by a reduction in our taxes payable by $225,000. In assessing the valuation of deferred tax assets, SFAS No. 109 "Accounting for Income Taxes," requires a more likely than not standard. The ultimate realization of deferred tax assets is dependent on the generation of future domestic taxable income during the periods in which the associated temporary differences become deductible. We considered the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. SFAS No. 109 requires that recent historical operating performance weigh more heavily in assessing the valuation of deferred tax assets than anticipated results. The more likely than not assessment was principally based upon the losses generated during 2002 and 2003 and the cyclical nature of the industry which make projections of industry trends difficult. As of December 31, 2003, we had federal and state net operating loss carry forwards of $5.4 million and $5.6 million, respectively, which expire beginning in years 2020 through 2023.

    Years Ended December 31, 2002 and 2001

        Revenues.    Our revenues for 2002 were $43.4 million, including $15.1 million from GHz Technology and the business of Microsemi RF Products, a wholly owned subsidiary of Microsemi Corporation, which we acquired effective January 25, 2002 and May 24, 2002, respectively. Our 2002 revenues represented an increase of 17.8% as compared to revenues of $36.9 million in 2001. Without the additional revenues from our acquisitions, revenues were $28.3 million in 2002, representing a decline of 23.0% over the prior year.

        The semiconductor market experienced significant growth in 2000, followed by significant declines in 2001. Lagging the overall semiconductor industry, our revenues peaked in the first quarter of 2001 and then declined sequentially through the fourth quarter of 2001. Our 2002 revenues had quarterly increases from the low levels of the second half of 2001, but still remained below the levels achieved in 2001 on a full-year basis excluding the impact of acquisitions. We experienced sequential revenue growth of 16.0% in each of the first and second quarters of 2002, 6.0% in the third quarter of 2002, followed by a 15.0% decline in the fourth quarter of 2002, excluding revenues from both of our acquisitions. The year over year decline was mainly due to the continued weakness of our revenues from the communications and data processing market, which remained well below 2001 levels.

        Including the impact of the companies acquired, the 17.8% increase in revenues was largely attributable to increased revenues in the military and aerospace market. The additional revenues contributed by our acquisitions were heavily weighted towards the military and aerospace market and the communications and data processing market, and therefore served to more evenly diversify our overall revenues. In addition, the revenues from the acquired companies significantly increased our position in the RF power semiconductor market.

        Overall, our percentage of revenues by geographic area for 2002 was 64.1% in North America, 24.2% in Europe and 11.7% in Asia and the rest of the world. This compares to 53.1% in North America, 30.2% in Europe and 16.7% in Asia and the rest of the world in 2001.

        Gross Profit.    Our gross profit margin was 28.2% in 2002, compared to 32.1% in 2001. Excluding the non-cash purchase accounting charges for the fair value of inventory acquired and the amortization of the technology rights assets, our gross profit margin was 32.7%, compared to 32.1% in 2002, which had no purchase accounting charges. As described above, our revenues peaked in the first quarter of 2001 and then subsequently declined through the fourth quarter of 2001. Accordingly, our gross profit margin in the first half of 2001 was 38.3% followed by 19.4% in the second half of 2001 due to the much lower levels of production and under-utilization of our internal manufacturing facilities. During 2002, we experienced quarterly increases in revenues and production volumes, leading to improved utilization of our internal manufacturing facilities. We also began to benefit from cost reduction actions taken in the second half of 2001. Also contributing to our improved gross margins in 2002 was the proportional increase of our RF product revenues due to the acquisitions made during the year, which carried a higher overall gross profit rate. Our RF product revenues were approximately 46.3% of total revenue in 2002 compared to 14.5% in 2001.

        Research and Development Expense.    Our research and development expenses were $3.9 million in 2002 compared to $1.8 million in 2001, or approximately 8.9% and 4.9% of revenues in 2002 and 2001, respectively. The increased spending over the prior year was primarily due to our acquisitions, which contributed $2.0 million in 2002, consisting mainly of payroll, supplies, facilities and depreciation charges. Excluding the impact of our acquisitions, research and development charges remained flat over the prior year.

        Selling, General and Administrative Expense.    Our selling, general and administrative expenses totaled $12.3 million in 2002 compared to $9.3 million in 2001, or approximately 28.4% and 25.1% of revenues in 2002 and 2001, respectively. The increased spending over the prior year was primarily due to our acquisitions, which contributed $3.0 million in 2002, consisting mainly of payroll, commissions, facilities and depreciation charges. Excluding the impact of our acquisitions, selling, general and administrative expenses remained flat from the prior year. The graduated pay reductions implemented in

2001 were discontinued in the third quarter of 2002. We also experienced increased legal expenses over 2001 in connection with ongoing patent litigation.

        Stock Compensation Expense.    Stock compensation expense of $498,000 was recorded in 2002 versus $203,000 in 2001. Of this amount, $187,000 was recorded in cost of goods sold, $73,000 was recorded in research and development expense and $238,000 was recorded in selling, general and administrative expense.

        Interest Income (Expense).    Interest income in 2002 was $630,000 compared to $1.7 million in 2001. The decline in interest income was due to the use of cash and investments for our acquisitions and also due to lower interest rates available. Interest expense was $60,000 in 2002 compared to $55,000 in 2001.

        Income Taxes.    We recorded a tax benefit for 2002 at an effective tax rate of approximately 32.4% compared to 24.0% in 2001. The effective tax rate benefit in 2002 was lower than the federal statutory rate primarily due to the in-process research and development charges recorded for financial statement purposes in the GHz Technology acquisition under GAAP which are not deductible for tax purposes. This was partially offset by the benefit of a reduction in the valuation allowance due to the realization of foreign net operating loss carry forwards and non-taxable municipal interest income. The effective tax rate expense in 2001 was lower than the federal statutory rate primarily due to a reduction in the valuation allowance due to the realization of foreign net operating loss carry forwards and non-taxable municipal interest income.

        Net Loss.    Although our revenues increased in 2002 over 2001, we experienced a net loss of $3.7 million versus net income of $1.8 million in 2001. As a result of our acquisitions during fiscal 2002, we recorded acquisition-related charges for purchased in-process research and development, amortization of intangible assets, inventory fair value adjustments and deferred compensation amortization of $4.3 million, of which $2.0 million was included in costs of good sold and $2.3 million in operating expenses. The total amount net of taxes was $3.5 million. Without these acquisition-related charges, our net loss in 2002 would have been $143,000. This decline in profit was primarily due to a 23.0% decline in revenues on our existing business before acquisitions, resulting in lower gross profit while our operating expenses remained relatively flat excluding the acquisitions. This resulted in an operating loss from our existing business, which was partially offset by an operating profit from our acquired business.

Quarterly Results

        The following table represents unaudited quarterly financial information for each of the quarters in the nine-quarter period ended March 31, 2004:

	For the Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31 2004
	(Unaudited, in thousands)
Revenues, net	$8,239	$10,694	$13,052	$11,440	$11,159	$12,487	$12,708	$12,538	$15,093
Cost of goods sold	5,612	7,074	8,589	7,939	7,752	7,777	8,363	8,370	9,367
Amortization of technology rights and other charges	392	565	555	462	284	280	278	276	274

Total cost of goods sold	6,004	7,639	9,144	8,401	8,036	8,057	8,641	8,646	9,641

Gross profit	2,235	3,055	3,908	3,039	3,123	4,430	4,067	3,892	5,452
Operating expenses:
Research and development	1,021	960	1,019	858	833	668	550	950	887
Selling, general and administrative	2,510	3,023	3,335	3,445	3,691	3,703	3,672	3,697	4,110
Restructuring charges	—	—	—	—	240	—	—	405	206
In-process research and development charges	1,897	211	—	—	—	—	—	—	—

Total operating expenses	5,428	4,194	4,354	4,303	4,764	4,371	4,222	5,052	5,203

Income (loss) from operations	(3,193)	(1,139)	(446)	(1,264)	(1,641)	59	(155)	(1,160)	249
Other income (expense):
Interest income, net	219	162	98	91	56	52	56	53	40
Other income (expense), net	39	(48)	31	(8)	11	(145)	16	89	(6)

Income (loss) before income taxes	(2,935)	(1,025)	(317)	(1,181)	(1,574)	(34)	(83)	(1,018)	283
Income tax expense (benefit)	(370)	(480)	(381)	(540)	(565)	85	255	846	—

Net income (loss)	$(2,565)	$(545)	$64	$(641)	$(1,009)	$(119)	$(338)	$(1,864)	$283

        In 2002, we acquired GHz Technology effective January 25, as well as the product lines and certain assets of Microsemi RF Products effective May 24. As a result of these transactions, during fiscal 2002 we recorded acquisition-related charges for purchased in-process research and development, amortization of intangible assets, inventory fair value adjustments, and deferred compensation amortization of $4.3 million, of which $2.0 million was included in costs of goods sold and $2.3 million in operating expenses. The total amount net of taxes was $3.5 million. The total charges by quarter were pre-tax $2.4 million, $842,000, $603,000, $532,000 and after-tax $2.2 million, $519,000, $483,000, $364,000, in the first, second, third and fourth quarter of 2002, respectively.

        As a result of the acquisitions made in 2002, during the year ended 2003 we recorded acquisition related charges for amortization of intangible assets and deferred compensation amortization of $1.2 million, of which $1.1 million was included in costs of goods sold and $50,000 in operating expenses. Also recorded in 2003 was $645,000 of restructuring related charges included in operating expenses. During 2003, we acquired the administrative property we had previously leased in Santa Clara, California in order to avoid future lease payments which were above market. The property was reported in assets held for sale, and accordingly we took a $350,000 impairment charge to adjust the carrying value to fair market value. Also included in restructuring charges are severance-related charges due to downsizing and organizational changes. During the fourth quarter of 2003 we recorded a tax expense for a valuation allowance against our net deferred tax assets of $846,000. The total amount for these items net of taxes was $2.7 million. The total charges by quarter were pre-tax $541,000, $294,000, $289,000, $689,000 and after tax $346,000, $191,000, $587,000, $1.5 million in the first, second, third and fourth quarter of 2003, respectively. We recorded a tax benefit of $480,000 in the first and second quarter of 2003 which was reversed in the third quarter of 2003. The remaining deferred tax asset was fully reserved in the fourth quarter of 2003.

Liquidity and Capital Resources

        We assess our liquidity in terms of our ability to generate cash to fund our operating, investing, and financing activities. Significant factors affecting the management of liquidity are: cash flows from operating activities, capital expenditures, investments in businesses and access to bank credit when required and at reasonable rates.

        Operating Cash Flows.    In the first three months of 2004, we generated approximately $430,000 from operating activities. This resulted from our net income of $283,000 plus $1.2 million of non-cash charges for depreciation, amortization, and provisions. This was offset by $1.1 million in additional working capital requirements, primarily due to higher trade accounts receivable balances on higher revenues. In 2003, we generated approximately $2.3 million in cash from operating activities. This resulted from our net loss of $3.3 million, offset by non-cash charges for depreciation, amortization and asset impairment of $4.5 million, deferred tax valuation allowance of $846,000, inventory provisions of $454,000, and deferred compensation amortization of $150,000. Our collections from customers were approximately $48.2 million in 2003, compared to $40.0 million in 2002. The net change in working capital accounts resulted in a use of cash of $366,000. As revenues increased over the prior year, our investments inventory and accounts receivable increased, which was partially offset by larger accounts payable balances.

        Investing Cash Flows.    In the first three months of 2004, we used $764,000 from investing activities for the purchase of property, plant and equipment. The investments related to the Bend, Oregon fabrication plant expansion and for assembly and test equipment at our Santa Clara, California facility. In 2003, we generated approximately $2.6 million from investing activities, which consisted mainly of purchases of plant and equipment for $4.8 million, including $1.3 million to purchase an administrative building and buyout an above-market lease (see "Quarterly Results"), and was offset by the net proceeds from the sale of available-for-sale securities of $7.4 million.

        Financing Cash Flows.    In the first three months of 2004, we generated approximately $108,000 from financing activities, which primarily consisted of proceeds from the exercise of stock options. In 2003, we generated approximately $12,000 from financing activities, which consisted of net proceeds of $75,000 from the exercise of stock options offset by payments on lease obligations.

        As of March 31, 2004, we had $32.7 million in working capital. Our trade accounts receivable balance was $8.5 million reflecting a days sales outstanding ratio of 49 days, compared to trade accounts receivable of $7.6 million and $6.9 million at December 31, 2003 and 2002, respectively, reflecting a days sales outstanding ratio of 52 and 54 days, respectively. Based on the geographic mix of our customers and the credit terms we extend, we expect our days sales outstanding ratio to range from 50 to 60 days. Our inventory balance at March 31, 2004 was $12.2 million reflecting inventory turns of 3.1 times per year, compared to an inventory balance of $12.4 million and $11.9 million at December 31, 2003 and 2002, respectively, reflecting inventory turns of 2.7 and 2.2 times per year, respectively. We continue to pursue actions to monitor inventory levels and improve inventory turns. The calculations above are based on quarterly and yearly average balances of trade accounts receivable and inventory.

        We currently expect to fund expenditures for capital requirements as well as liquidity needs from a combination of available cash balances and internally generated funds for the next 12 months. As of March 31, 2004, we had $16.3 million in cash, cash equivalents and available-for-sale securities. Our investment policy is to invest in short term, high-grade liquid investments with the goal of capital preservation. Our ability to generate positive cash flow from operations may be affected by market conditions as well as other risk factors as described below. We expect from time to time to evaluate potential acquisitions and equity investments complementary to our market strategy. To the extent we pursue such transactions, we could require additional equity or debt financing to fund such activities or to fund our working capital requirements in the event of an industry downturn or an unexpected adverse change in our business operations. To the extent we require additional capital we cannot be certain that we will be able to obtain such financing on terms favorable to us, or at all.

Off Balance Sheet Arrangements and Contractual Obligations

        As of March 31, 2004, and December 31, 2003 and 2002, we did not have any unconsolidated entities or off balance sheet financial arrangements, guarantees or similar commitments with such entities. A summary of our contractual obligations and commitments as of December 31, 2003 is presented in the table below. Purchase obligations include amounts committed under legally enforceable contracts or purchase orders.

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions)
Long-term debt	$—	$—	$—	$—	$—
Operating leases	7.9	1.2	2.4	2.3	2.0
Capital leases	—	—	—	—	—
Purchase obligations	12.5	8.3	4.2	—	—
Other long-term liabilities	—	—	—	—	—

Total contractual obligations	$20.4	$9.5	$6.6	$2.3	$2.0

Recent Accounting Pronouncements

        In December 2003, FASB Interpretation No. 46R (FIN No. 46R) was issued, which replaces FIN No. 46, "Consolidation of Variable Interest Entities." The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics of a controlling financial interest. The guidelines of the interpretation became applicable to us in our first quarter 2004 financial statements. We currently have no equity investments that fall within the scope of FIN No. 46R, and therefore had no material accounting or disclosure requirement under the provisions of the interpretation.

BUSINESS

Company Overview

        We are a leading designer, manufacturer and marketer of high-performance RF and switching power semiconductors. We are primarily focused on the high-power, high-speed segment of the power semiconductor market. Power semiconductors function as power amplifiers and power switches. They increase system efficiency and reliability by precisely managing and regulating electricity and converting it into the form required by electrical and electronic products. Our products permit the design of more compact end products and improve system features and functionality. Our products are found in diverse applications, such as F-22 fighter cockpits, the Boeing 777 back-up power system, the International Space Station, air traffic control radar systems, semiconductor capital equipment, MRI systems, arc welding equipment, industrial lasers, solar power panels and wireless communications base stations.

        Power semiconductors generally dissipate more than one watt of power and have a broad range of frequency capabilities. We primarily focus on high-power, high-speed devices that dissipate at least several hundred watts of power and require operating frequencies greater than 20 kHz, or 20,000 cycles per second (e.g., the product may switch on and off up to 20,000 times per second).

        Our RF power semiconductors are transistors used as amplifiers for electrical signals and as high-frequency electronic switches. Our RF transistors are used in power amplifier applications, such as radio transmitters or receivers for communications, radar and avionics. Our RF transistors are also used in RF power sources for induction heating, dielectric heating, plasma generation and illumination. Our RF product revenues have grown rapidly and in 2003 our revenues were split almost equally between RF and switching products. RF product sales contributed more than half of our gross profit in 2003.

        Our switching power semiconductors include transistors and diodes, each of which control the flow of electricity. Our switching power semiconductors are typically used in power converters/supplies to provide power to electronic equipment in the required format. This typically involves converting electrical power from alternating current (AC) to direct current (DC), converting one DC voltage to another or converting DC power to AC power. As an example, the microprocessor and memory chips in a computer server require a power converter because they typically operate at less than five volts DC while a standard electrical wall outlet supplies 110 to 220 volts AC.

        We provide a wide variety of standard products as well as highly customized solutions for our customers, depending on their requirements. Our products are available as discrete components or as modules, which are integrated solutions that combine many discrete components to provide a complete power function. We sell our products directly to OEMs and through distributors. Markets for our products, typical applications and examples of customers and end users include:

  •
  Military and aerospace. We supply manufacturers of systems such as radar and avionics equipment, including Boeing, Lockheed Martin, Raytheon and Rockwell Collins;

  •
  Semiconductor capital equipment. We supply manufacturers of equipment such as thin film deposition and plasma etch semiconductor capital equipment, including Advanced Energy Industries, or AEIS, Applied Materials, MKS Instruments and Novellus;

  •
  Medical and industrial. We supply manufacturers of products such as MRI systems, implantable defibrillators and arc welding equipment, including Analogic, Fronius, Guidant, Microsemi and Siemens Medical; and

  •
  Communications and data processing. We supply manufacturers of computer servers, data storage equipment and wireless communications infrastructure, including EMC, Emerson, IBM, L-3 and Motorola.

Market Overview and Key Trends

        Our high-performance RF and switching products serve a portion of the large and growing high-speed, high-power subset of the overall power semiconductor market. Based on the fourth quarter 2003 report by ABI Research, RF sales in our served markets are expected to grow from $334 million in 2003 to $448 million in 2008. According to the June 2004 forecast of the SIA, switching sales are expected to grow from $5.5 billion in 2003 to $7.8 billion in 2007. The SIA forecast includes high-volume consumer, automotive and wireless portable device applications in which we do not participate. We focus on parts of the overall power semiconductor market where we believe that our advanced technology can best meet the needs of customers. Industry statistics related to our specific markets are not generally available and cannot be reasonably estimated.

        We believe demand is being driven by the emergence of new applications that require higher power, higher frequency semiconductors that more precisely manage power, and also by the need to increase performance and improve power quality for existing applications. Within each of our markets, we expect the following key trends to drive demand:

  •
  Military and aerospace. Security concerns, increasing domestic and international air traffic volumes and national defense are becoming catalysts for purchases of advanced radar and avionics, such as collision-avoidance equipment, that require precise, high-performance power management solutions. In addition, RF power semiconductors are being used in radar systems as a replacement for vacuum tubes, enhancing the performance and reducing the size of those systems.

  •
  Semiconductor capital equipment. According to the SIA, the worldwide semiconductor market is expected to grow from $166.4 billion in 2003 to $247.3 billion in 2007. To meet this demand, Gartner Dataquest projects that semiconductor device manufacturers will increase purchases of semiconductor capital equipment by a total of 93.5% from 2003 to 2005, followed by a 32.5% decline from 2005 to 2007 and a 12.2% increase from 2007 to 2008. In addition to overall market expansion, advancements in thin film deposition and plasma etching processes are increasing the need for high-performance, high-power, high-speed power semiconductors.

  •
  Medical and industrial. Advanced medical technology increasingly requires manufacturers of electronic components to improve functionality and decrease size. For example, implantable defibrillators have critical power regulation requirements and size constraints. In the industrial markets, new applications that utilize the same technologies used in semiconductor processing to produce flat panel displays and optical and glass coatings are expected to drive significant future growth for high-performance, high-power, high-speed power semiconductors. We believe demand is also being driven by the need for more efficient energy use resulting from rising energy costs, government mandates and environmental concerns.

  •
  Communications and data processing. As voice, video and data continue to converge into one digital stream, the power demands of traditional and emerging transmission systems are changing. Communications service providers and equipment manufacturers are looking to modify and supplement existing infrastructures to address these new demands for data transmission and storage. High-performance power semiconductors give providers and manufacturers improved flexibility in addressing these demands.

Our Competitive Strengths

        Our extensive experience as a supplier of high-performance, high-power, high-speed power semiconductors has enabled us to develop the following key strengths, which we believe differentiate us from our competitors:

    Technological leadership in the market for high-performance power semiconductors

        We are a pioneer in our industry, and have been designing and manufacturing power semiconductor devices since 1984. We have received 18 U.S. patents and 25 foreign patents on our core technology, with applications pending for 18 additional U.S. and foreign patents. In 1989 we introduced our core Power MOS product line, which is now in its fourth generation. Our technology provides among the highest frequency and power capabilities available. Our RF product line was introduced in 1996, was bolstered by two acquisitions in 2002 and provides among the highest operating voltages available. Our focus has positioned us as a technology leader in certain key applications such as MRI systems, semiconductor capital equipment, avionics and L-band and S-band radar systems.

    Full suite of high-performance RF and switching power semiconductors

        We provide our customers with a broad portfolio of RF and switching power semiconductor solutions, which are available in thousands of configurations. Our RF products are available in voltage and speed configurations ranging from 12 to 250 volts and 1 MHz to 6 GHz frequencies. Our switching products are available in voltage and speed configurations ranging from 100 to 1400 volts and 20 kHz to 1 MHz frequencies. Our products are available as standard or customized solutions and are offered as discrete components or modules that may consist of more than 500 components.

    Close collaboration with and support for our customers

        We typically collaborate closely with our customers in order to optimize their use of our power semiconductor products. We believe that the work of our team of product and application engineers enables us to strengthen our relationship with these customers. For example, significant cooperative efforts with Microsemi and certain of the leading implantable medical device manufacturers have earned us design wins for devices manufactured by Guidant and St. Jude Medical. Our support services ensure that our products are deployed correctly and continue to meet or exceed customer expectations.

    Diversified end markets that provide opportunities for growth and a defense against cyclical business environments

        In the quarter ended March 31, 2004, the revenues from our military and aerospace, semiconductor capital equipment, medical and industrial, and communications and data processing markets were 24.5%, 31.3%, 22.9% and 21.3%, respectively. Given the broad range of applications for our products and the increased demand for high-performance, high-power, high-speed power semiconductors in our target markets, we believe these markets provide continued opportunities for growth. Furthermore, because the markets we serve are diversified, we believe that this provides a mitigating factor for the cyclical effects of any one industry on our business. For example, military spending has been relatively stable for applications containing our products, which may moderate the peaks and troughs of highly cyclical businesses, such as semiconductor capital equipment.

    Long product lifecycles with frequent sole-source supply relationships

        The manufacturers we supply tend to produce infrastructure equipment or complex systems that have relatively long product life cycles. Generally, once a manufacturer has incorporated our products in a system, they remain a component of the manufacturer's equipment until it is redesigned, which is often many years later. In addition, we are a sole-source supplier for many of our customers' applications as a result of our technological advantages and our close collaboration in the design phase with our customers.

    Network of leading distributors, OEM customers and end users

        Throughout our history, we have developed relationships with many key distributors, large OEMs and end users that are leaders in their respective markets. Examples of the manufacturers we supply are described in "Business— Company Overview." We believe that the strength of this network reflects the quality of our technology and service and provides opportunities for growth.

    Proven management and strong Board of Directors

        Patrick Sireta, our President, Chief Executive Officer and Chairman of the Board, joined us in 1985, and other key members of senior management have been with us for more than 15 years, including Russell Crecraft, our Chief Operating Officer, Greg Haugen, our Chief Financial Officer, Dah Wen Tsang, our Vice President of Engineering, Research and Development, John Hess, our Vice President of Power Products, and Thomas Loder, our Vice President of Sales and Marketing. Members of our Board also have extensive semiconductor industry experience and include the current Chief Executive Officer of AEIS and the former Chief Executive Officer of VLSI Technology.

Our Strategy

        Our goal is to be the world leader in providing high-performance power semiconductors for high-power, high-speed applications. To achieve our goal, we intend to:

    Increase our penetration of core markets and customers and expand globally

        We intend to increase revenues by further expanding our customer base and our core markets and further penetrating key customers. For example, we recently added a leading Japanese semiconductor capital equipment vendor as a customer and have secured a number of new design wins with existing customers. We will continue to seek new customers in Asia and Europe and leverage our technology to penetrate new and adjacent market opportunities. For example, a leading German manufacturer recently selected our products for use in alternative energy solar panels, and we were awarded a $4.0 million purchase order for a Chinese radar system.

    Continue to develop and commercialize leading-edge technology for new and existing applications

        Our expertise in serving the high-performance, high-power, high-speed power semiconductor market has enabled us to establish a strong foundation of core technologies. We intend to increase the scope of this portfolio by improving our core platform and by developing and commercializing new technologies.

For example, we have recently released a family of RF products designed for use in S-band radar systems, which is a growing area within the military and aerospace market. In addition, in order to decrease certain of our customers' time to market and product costs, we recently introduced a line of standard switching modules that offer industry standard package outlines and footprints but utilize our proprietary technology. We have also announced new discrete and module products using silicon carbide, or SiC, and Schottky diodes that offer our customers faster switching speeds and reduced power consumption.

    Capitalize on and expand our RF expertise

        We intend to increase our profitability by continuing to increase sales of our higher margin RF products. Our RF products represented nearly half of our revenues and more than half of our gross profit for the year ended December 31, 2003. Because these products require the highest levels of performance and consistency, we intend to continue to manufacture them using our own proprietary manufacturing processes. We consider our proprietary RF technical and manufacturing expertise to be a key competitive differentiator and intend to expand this expertise through internal development and acquisitions.

    Continue to optimize manufacturing operations

        We plan to continue to rationalize and consolidate our internal manufacturing operations, largely by transferring the wafer fabrication processes located at our Montgomeryville, Pennsylvania site to our Bend, Oregon facilities. We also intend to increase utilization of lower cost offshore subcontractors for both foundry services and assembly and testing to reduce our overall product manufacturing costs. We are transferring more of our assembly and testing from our subcontractor in Mexico to our Malaysian provider, which we expect will also reduce our manufacturing costs. Other initiatives, which include shipping products directly to customers from our subcontractors when possible and increasing the use of lower cost plastic packaging, may also reduce our future expenses.

    Seek to enhance growth through selective acquisitions

        Our strategy includes acquiring and integrating additional technological capabilities and complementary product lines through selective acquisitions and strategic investments. We are particularly focused on opportunities in RF power semiconductors. In 2002, we demonstrated this by acquiring GHz Technology and the product lines and certain assets of Microsemi RF Products to help us further penetrate the markets for RF devices. We believe that these acquisitions have positioned us as an emerging, leading supplier in bipolar RF power transistors and added substantial RF technology, engineering, manufacturing and marketing capabilities.

Products

        Our power semiconductor products combine innovative proprietary and patented semiconductor technology, designs, processes and packaging solutions that are optimized for our customers'

applications. They can be broadly categorized into two categories: RF and switching power semiconductors. The following table summarizes our major product offerings:

Product Group	Product Family	Product	Voltage	Frequency	Typical End Applications

		Bipolar	12 – 50	1 MHz – 6 GHz	Avionics, Radar,

			100 – 250	1 MHz – 200 MHz	MRI, Plasma

RF	Transistors	MOSFETs	28 – 50	1 MHz – 500 MHz	Generation, Lasers,

			28	1 GHz – 2 GHz	Two-way Radios

	Modules	Power Function	100 – 250	1 MHz – 13 MHz

Switching	Transistors	MOSFETs	100 – 1400	20 kHz – 1 MHz	Cellular Base

		IGBTs	300 – 1200	20 kHz – 200 kHz	Stations, Sonar,

	Diodes	FREDs	200 – 1200	20 kHz – 200 kHz	Defibrillators, Solar

		Schottky	200 – 1200	20 kHz – 1 MHz	Power, Arc Welding,

	Modules	Power Function	100 – 1200	20 kHz – 1 MHz	Plasma Generation

"IGBT" stands for an insulated gate bipolar transistor.

"FRED" stands for a fast recovery epitaxial diode.

"MOSFET" stands for a metal oxide semiconductor field effect transistor.

    RF Power Semiconductors

        RF power semiconductors are typically used as amplifiers of electrical signals or as high-frequency electronic switches. Our RF products span the frequency range from 1 MHz to 6 GHz with operating voltages from as low as a few volts to as high as 250 volts. RF power semiconductors are used in virtually all of our end markets and share many of the same customers as our switching power semiconductors. With these products we are positioned to serve such applications as communication radios, non-cellular base stations, MRI systems, semiconductor capital equipment, radar, avionics and military communications.

        Our RF power semiconductor products include:

    •
    Bipolar transistors. These products are primarily used in military and aerospace and non-cellular communication applications and were acquired as part of our two acquisitions in 2002; and

    •
    MOSFETs. We introduced our first RF MOSFETs in 1996, and bolstered this capability with two acquisitions in 2002.

    Switching Power Semiconductors

        Switching power semiconductors are generally used as electronic switches in power supplies for the highly efficient and precise control of electrical power. These power supplies are the dominant type of power supply used for high power applications and are deployed in virtually all of our end markets. Our switching products span the frequency range from 20 kHz to 1 MHz with operating voltages from as low as 100 volts to as high as 1400 volts.

        Our switching power semiconductor products include:

    •
    MOSFETs. Based on our original core proprietary and patented technology, our MOSFET products include Power MOS IV introduced in 1989, Power MOS V introduced in 1999, Power MOS VI introduced in 1999 and Power MOS 7 introduced in 2000. Each succeeding generation offers performance improvements over the preceding generation allowing us to continue to provide leading-edge products to our customers.

    •
    IGBTs. Our IGBTs are based on our core MOSFET technologies and are used as lower cost alternatives to MOSFETs in a number of applications.

    •
    Diodes. Our FRED and Schottky diodes are complementary products to our transistors since most applications require both transistors and diodes. Diodes control current flow in circuits by allowing current to pass in one direction but not in the other. Transistor performance is often affected by the performance of the diode in the power circuit and our diodes are optimized to take maximum advantage of our advanced transistor technologies.

    Packaging

        We package our discrete products in either plastic or hermetically sealed packages. Plastic packaged products are more cost effective and represent the majority of our unit volumes. Our hermetically sealed products are typically used in high-reliability applications, such as those within the military and aerospace market.

        We also package our solutions as modules, which combine a number of single components together to provide a complete power function. These modules cover a wide range of integration and complexity, from relatively simple functions integrating less than ten components to fully integrated functions integrating more than 500 components in a single power module. These modules can often provide performance, size, cost and time to market advantages over discrete power semiconductors. For customer-specific applications we offer customized Application Specific Power Modules, or ASPMs. In addition, we recently introduced a line of standard modules that offer industry standard package outlines and footprints but utilize our proprietary technology.

Research and Development

        Our research and development efforts focus on improving and developing new core technologies and products. We continually focus on internal improvements in our technology, such as reducing feature size, to improve the efficiency and speed of our products, and on incorporating outside technological advances, for example, in packaging processes and materials, to ensure that our products meet our high performance standards. We also spend significant engineering time deriving new products from our core products in order to address specific customer or market needs.

        Our RF semiconductor research and development takes place at our Bend, Oregon, Santa Clara, California and Montgomeryville, Pennsylvania facilities. Our discrete switching power semiconductor research and development takes place at our Bend, Oregon facility. Power module research and development takes place at our Bordeaux, France facility.

Sales, Marketing and Distribution

        We sell our products to most of our OEM customers through a network of independent sales representatives that are managed by our internal sales organization. As of December 31, 2003, we had 37 independent sales representatives.

        We generally use independent distributors to develop and service our smaller volume accounts worldwide and as our primary sales channels in several countries. We have two global distributors, four national distributors in North America, and 18 single country distributors who cover Western Europe and Asia. Currently, Richardson Electronics is our leading distributor based on revenues. In 2003, we added Future Electronics as a worldwide distributor. Our distributors not only enhance our ability to meet the needs of our smaller volume customers, but also permit increased revenues to large manufacturing customers by freeing up sales and support resources. Distributors can return a contractually agreed percentage value of products purchased during the prior six months. We monitor inventory levels at our key distributors on a monthly basis. In certain circumstances we may elect to give product-specific price protection to our distributors.

        Our application engineering, product engineering and product marketing organizations provide technical support for the sales force. We employ 29 engineers in these organizations, as well as support staff. Customer service for all of our accounts is handled by our customer service organizations in each of our locations. Our website gives our customers access to information about us and our products, enables them to request quotations or technical assistance and provides links to our local sales channels worldwide.

Sales Process

        We work closely with our OEM customers, and often the end customers of our distributors, in identifying opportunities for system designs using our products. The customer's decision to use our product in its system design is based upon product features and performance, breadth of product line, customer service and support, quality and reliability and competitive pricing. Typically, a customer's design engineers will then collaborate with our application and product engineering organizations to design and test the end product before finalizing a decision.

        We classify a design win as the point at which the customer has notified us that our product has been selected and we believe a significant volume of revenue will result. From design win to the start of full production typically takes between three and 12 months, although it may take up to 18 months.

        Once an end user begins production of a system, it will typically continue to incorporate our products for several years, since these systems have long lifecycles. Our sales managers monitor products through this cycle for changes or developments with our end users. We are often a sole-source supplier for many of our customers' applications, particularly in the military and aerospace, semiconductor capital equipment and medical markets.

Customers

        For the year ended December 31, 2003, our largest volume OEM customers were AEIS, Fronius International, MKS Instruments, Raytheon Systems and Rockwell Collins. In 2003, approximately 65.3% of our revenues were from customers in North America, 18.5% from customers in Europe, and 16.2% from customers in Asia and the rest of the world.

        Revenues to our five largest OEM and distributor customers accounted for 38.0%, 37.2%, and 36.6%, of our total revenues in 2003, 2002, and 2001, respectively. AEIS accounted for approximately 9.3% of our revenues in 2003, 9.5% of our revenues in 2002, and 10.8% of our revenues in 2001. Richardson Electronics accounted for 15.8% of our revenues in 2003, 12.0% of our revenues in 2002 and accounted for less than 10.0% of our revenues in 2001. No other customer exceeded 10.0% of our revenues during these periods. We generally provide our customers a 12-month repair or replacement warranty.

Manufacturing and Facilities

    RF Power Semiconductors

        Wafer fabrication for our RF semiconductor products is performed in our internal wafer fabrication sites located in Bend, Oregon, Santa Clara, California and, until we complete our consolidation initiative later in 2004, Montgomeryville, Pennsylvania. Package assembly and testing of these products is performed in our own domestic facilities located in Santa Clara, California and Montgomeryville, Pennsylvania, in addition to subcontractors in Mexico and Malaysia. Over time, we plan to move more assembly and testing of products to our subcontractor in Malaysia from Mexico, which we expect will reduce our manufacturing costs. Manufacturing of our military and aerospace products for avionics and radar applications, where state-of-the-art RF performance and repeatability are critical, will continue in Santa Clara, California at our automated assembly and test line.

    Switching Power Semiconductors

        Wafer fabrication for switching power semiconductor products is performed in our internal wafer fabrication site located in Bend, Oregon, and by our manufacturing partners, Infineon Technologies in Austria and Episil Technologies in Taiwan.

        Our current manufacturing strategy is to expand our use of these foundries to provide for the manufacturing needs to support our growth. Our agreements with Infineon and Episil extend indefinitely and require a two-year notice of termination. Episil is located in close proximity to our subcontract assembly and test partners and our expanding customer base in Asia. This close proximity provides for reduced cycle times and improved customer service.

        We have agreements with Team Pacific and PSI Technologies, subcontractors in the Philippines, for assembly and testing of most of our plastic encapsulated discrete products. Our agreements extend through January 26, 2006 and December 31, 2004 with Team Pacific and PSI Technologies, respectively. Our subcontractors currently electrically test the majority of the products that they manufacture for us. The products not tested by subcontractors are shipped to us for testing. We manufacture and assemble all of our discrete hermetic packages in our facility located in Bend, Oregon.

    Modules

        Our modules are manufactured at our own facilities in Bordeaux, France and Bend, Oregon as well as on a captive manufacturing line located at one of our subcontractor's facilities in the Philippines. During 2004, we will transfer more module assembly and testing, to our captive line in the Philippines, which we expect to result in lower production costs.

    Quality and Reliability

        Our manufacturing processes emphasize quality and reliability, and involve testing at various stages of the manufacturing process. We, together with our subcontractors, test 100% of our products. Our Bend and Santa Clara facilities are certified to ISO-9001-2000 standards and to U.S. military specifications.

Competition

        We encounter varying degrees of competition for our products, depending on the nature of the product and the particular market served. The power semiconductor industry is highly competitive and subject to price erosion. Many of our competitors are larger companies with greater financial resources. There are a number of companies that manufacture products that compete directly with our products. For our RF products, our principal competitors include Integra, MA/Com, Philips and ST Microelectronics. For our switching products, our principal competitors include Fairchild Semiconductor, International Rectifier, IXYS and ST Microelectronics.

        We believe that the primary elements of competition in our markets are product features and performance, breadth of product line, customer service and support, quality, reliability and competitive pricing. We believe that we compete effectively in our markets.

Intellectual Property Matters

        We have received 18 U.S. patents and 25 foreign patents and have applications pending for 18 additional U.S. and foreign patents on different aspects of our core technology. We rely on patents, trade secrets and other intellectual property laws, as well as confidentiality and intellectual property assignment agreements with our employees to protect our proprietary rights. Three U.S. patents and five corresponding foreign patents on important aspects of our core technology will expire in 2007 to 2008 and 2009, respectively. We regard certain of our processes, information and knowledge that we have developed and use to design and manufacture our products as proprietary. We have also registered trademarks for Power MOS IV, Power MOS V, Power MOS VI, Power MOS 7 and ASPM.

        We have licensed a portion of our intellectual property for commercialization in certain foreign markets. In 1990, we entered into two non-exclusive, non-transferable licenses and technology transfer agreements for the manufacture of our products in Japan. In 1991, we entered into a similar arrangement with a manufacturer in the United Kingdom for sales in Europe. Each of these agreements resulted in one-time payments to us and entitles us to certain royalties over the life of the licenses. To date, on-going royalties from these licensing arrangements have not been material.

Employees

        As of May 31, 2004, we had 272 permanent employees. Of these, 151 were at our facilities in Bend, Oregon, 27 at our facility in Bordeaux, France, 56 at our facility in Santa Clara, California, 37 at our facility in Montgomeryville, Pennsylvania and one was located in Boston, Massachusetts. Our continued success depends heavily on our ability to attract and retain qualified personnel. We consider our relations with our employees to be good. None of our employees are represented by a union; however, our employees in Bordeaux, France are represented by an employee works council pursuant to French industrial relations law.

Environmental Regulation

        While we believe we are in material compliance with present environmental regulations, increased public attention has been focused on the environmental impact of semiconductor operations. In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under environmental laws; therefore, we are subject to regulations related to the use, storage, discharge and disposal of materials. The risk of accidental release of such materials cannot be completely eliminated, and if such a release occurs, we could be held financially responsible for the clean up or other consequences of the release. Along with the rest of the semiconductor industry, we are subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. We may be required to incur costs to comply with current or future environmental laws or regulations, and our operations, business or financial condition could be adversely affected by such requirements.

Properties

        We lease a 41,000 square foot building in Bend, Oregon where our internal wafer fabrication plant is located, as well as our engineering and research and development organization. We manufacture four-inch wafers in this facility. We lease an 18,000 square foot building in Bend, Oregon that houses some of our administrative functions, as well as some assembly, testing and shipping functions. In addition, we lease 4,125 square feet in an additional building in Bend, which houses administrative functions. During 2003, we renewed leases for the 18,000 square foot and 4,125 square foot facilities in Bend, Oregon for a total commitment of $1.4 million over the five year renewal periods.

        We lease a 19,700 square foot building for semiconductor manufacturing, shipping and warehousing, and research and development, and hold as an asset for sale a 5,000 square foot property in Santa Clara, California.

        We own a 20,600 square foot building in Montgomeryville, Pennsylvania. The facility houses semiconductor manufacturing, shipping, warehousing, research and development, and administrative functions for the operation. During 2004 some of the manufacturing operations at the Montgomery facility are being transferred elsewhere in our business.

        We lease a 10,250 square foot facility in Bordeaux, France that houses our ASPM manufacturing, shipping and warehousing functions, as well as the administrative and product development staff for our European operation.

Legal Proceedings

        On August 15, 2002, IXYS filed a complaint for patent infringement against us in the United States District Court for the Northern District of California. IXYS' complaint alleges that we willfully infringe their United States Patent Nos. 5,486,715 and 5,801,419 (the "IXYS patents"), and seeks, among other things, compensatory and treble damages, attorneys' fees and injunctive relief. On October 1, 2002, we filed our answer to the IXYS complaint, denying the allegations of patent infringement and raising appropriate affirmative defenses that assert, among other things, that the IXYS patents are invalid. We also filed at that time a counterclaim against IXYS, in which we allege that IXYS infringes our United States Patent No. 5,283,202, entitled "IGBT Device With Platinum Lifetime Control Having Gradient Or Profile Tailored Platinum Diffusion Regions." By order dated March 18, 2004, the Court granted our motion to amend the counterclaim to add a claim that IXYS also infringes our United States Patent No. 5,262,336.

        Based on the Court's claim construction rulings, we filed motions seeking summary judgment of non-infringement and invalidity with respect to the asserted claims of the IXYS patents, as well as limitation of recoverable damages. Hearings on these motions took place on June 6, 2004. As of June 15, 2004, the Court had not yet ruled on these motions.

        Trial is currently scheduled to start on July 6, 2004. If the Court rules either (i) that we do not infringe the asserted claims of the IXYS patents under the "doctrine of equivalence," or (ii) that the asserted claims of the IXYS patents are invalid, IXYS' claims against us should be dismissed and a trial would be unnecessary. If a trial on IXYS' claims is necessary, we intend to vigorously defend ourselves. The legal fees associated with the IXYS litigation are significant, and the duration of this litigation is difficult to predict.

        From time to time we are involved in various other legal matters that arise out of the ordinary conduct of our business, including those related to litigation over intellectual property rights, commercial transactions, contracts, product liability, environmental, safety and health, and employment matters. We are currently involved in various other legal proceedings. We do not believe that the ultimate resolution of such other litigation will have a material adverse effect on our financial position, results of operations or cash flows. We accrue loss contingencies in connection with litigation when it is probable that a loss has occurred and the amount of the loss can be reasonably estimated.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors and their ages as of June 16, 2004. The terms of all directors expire in 2005.

Name	Age	Position
Patrick P.H. Sireta	59	President, Chief Executive Officer and Chairman of the Board of Directors
Russell J. Crecraft	43	Executive Vice President and Chief Operating Officer
Greg M. Haugen	48	Vice President, Finance and Administration, Chief Financial Officer and Secretary
John I. Hess	54	Vice President, Power Products
George J. Krausse, III	58	Vice President, Commercial RF Products
Charles C. Leader, III	52	Vice President, Military and Aerospace RF and General Manager, APT RF
Thomas A. Loder	50	Vice President, Sales and Marketing
Dah Wen Tsang	56	Vice President, Engineering and Research and Development
Charles W. Weekes	51	Vice President, RF Product Sales and Marketing
Glenn M. Wright	42	Vice President, Discrete Power Products, Marketing and Business Development
Ronald F. McKenna	63	Director
Robert C. Pearson	68	Director
James E. Petersen	64	Director
Douglas S. Schatz	58	Director
Alfred J. Stein	71	Director

        Patrick P.H. Sireta. Mr. Sireta joined us as President and Chief Executive Officer in 1985, and was named a Director and Chairman of the Board in 1995. Before joining us, Mr. Sireta held several positions with Texas Instruments, including Financial Director, Texas Instruments France; General Manager, Texas Instruments Portugal; General Manager, Texas Instruments France; and Vice President and General Manager, CMOS Division, Texas. He holds a Master's Degree in Engineering from Ecole Centrale de Paris and a Ph.D. in Statistics from Paris University.

        Russell J. Crecraft. Mr. Crecraft was appointed Executive Vice President and Chief Operating Officer in May 2004. Prior to that he served as Vice President and Chief Operating Officer, Switching Power Products since 2002, and Vice President of Manufacturing Operations since 1995. He joined us in 1986, and held several supervisory positions in product management and assembly/test operations. Prior to joining us, he worked for Texas Instruments where he held product engineering and management positions. Mr. Crecraft has a BSEE in Electrical Engineering from Texas A&M University.

        Greg M. Haugen. Mr. Haugen was appointed Vice President, Finance and Administration, Chief Financial Officer and Secretary in 1995. Mr. Haugen joined us in 1985. Prior to joining us, he worked for the accounting firm of KPMG LLP and was on the corporate accounting staff of Evans Products Company. Mr. Haugen graduated with a BS Degree from Lewis and Clark College and has passed the CPA examination.

        John I. Hess. Mr. Hess was appointed Vice President, Power Products in May 2004. Prior to that he has served as Vice President, Worldwide Distribution, Sales and Marketing and Vice President, RF Products, Commercial and Module. Mr. Hess, who joined us in 1985, held several prior positions with us, including Vice President, Marketing and Discrete Product Operations, Vice President, Sales and Marketing; Vice President, Discrete Power Products; and Vice President, Manufacturing Operations. Before joining us, Mr. Hess was Director of Wafer Fabrication and Test Operations at Seeq Technology. He also held engineering, project management and manufacturing assignments with Siliconix and Signetics. Mr. Hess has a BSE in Chemical Engineering from Arizona State University.

        George J. Krausse, III. Mr. Krausse joined us in January 2004, as Vice President, Commercial RF Products. Before that, he founded Directed Energy, Inc. or DEI, in 1985 and served as DEI's Chief Technical Officer until becoming its President in 2003. From 1972 to 1985 he worked at the Los Alamos National Laboratory as senior technologist and from 1965 to 1972 served in the United States Air Force. Mr. Krausse authored a number of technical papers and made several inventions which have been patented, all primarily in the fields of RF devices and RF amplifiers.

        Charles C. Leader, III. Mr. Leader has served as Vice President, Military and Aerospace RF and General Manager, RF Products since February 2003. He is responsible for our operations located in Santa Clara, California which serves both the commercial and military markets with VHF, UHF and microwave power transistors and assemblies. Before his current responsibilities, Mr. Leader served as Vice President of Operations for GHz Technology, which we acquired in January 2002. Mr. Leader formerly served in various senior management positions with Agilent Technologies and Hewlett Packard Corporation including operations in California and Asia Pacific. He holds a BSBA in Operations Research from Arizona State University.

        Thomas A. Loder. Mr. Loder was appointed Vice President, Sales and Marketing in 1999. Mr. Loder joined us in 1988 as Regional Sales Manager for the southern U.S., and subsequently served as Worldwide Sales Manager, Vice President of Marketing and Sales and Vice President, Discrete Power Products. Before joining us, Mr. Loder was Area Sales Manager for Unitrode Corporation, Regional Sales Manager for Silicon General and ION Associates, Product Sales Manager for Elmwood Sensors, and Branch Manager for Newark Electronics. Mr. Loder has a BA in Biology from Brown University.

        Dah Wen Tsang. Dr. Tsang was appointed Vice President, Engineering and Research and Development in 1987. Previously, he was Director of Research at Theta-J, and worked in Hewlett-Packard's power MOSFET program. Dr. Tsang's papers have been published by technical journals, including the Journal of Applied Physics and IEEE Transactions. Dr. Tsang has BES and MS Degrees from Brigham Young University, and a Ph.D. from the University of California at Berkeley.

        Charles W. Weekes. Mr. Weekes was promoted to Vice President, RF Products Sales and Marketing in May 2004. Prior to that he served as Director, RF Products Sales and Marketing. Mr. Weekes served as Vice President, Sales and Marketing for GHz Technology, which we acquired in January 2002. Mr. Weekes formerly served in various senior management sales and engineering positions with ZiLOG and Harris Semiconductor. He holds a BSEE from Purdue University.

        Glenn M. Wright. Mr. Wright was appointed Vice President, Discrete Power Products, Marketing and Business Development in February 2003. Before that, he served as Vice President, Discrete Power Products since 2002 and Manager, Power and RF Components since 2001, as well as various engineering, marketing and quality control functions. Mr. Wright joined us in 1994. Prior to joining us, he worked for Foxboro/ICT as Regional Sales Manager and Senior Device Engineer for five years and two years at General Instruments in the engineering department. Mr. Wright has a BSEE in Electrical Engineering from University of California at San Luis Obispo.

        Ronald F. McKenna. Mr. McKenna was elected as a Director in 2004. He currently serves as President of Hamilton Sundstrand, a division of United Technologies Corporation, a position he has held since June 1999. He directs Hamilton Sundstrand's worldwide operations, including its aerospace and industrial businesses. In 1995 he became vice president of Aerospace Business Development. In 1996, he was appointed corporate executive vice president and chief operating officer, Aerospace, for Sundstrand. Upon the 1999 acquisition of Sundstrand by United Technologies, he became President of Hamilton Sundstrand. Mr. McKenna earned a BS degree in mechanical engineering from Farleigh Dickinson University in 1962, a Master's Degree in Mechanical Engineering from the University of Southern California in 1966, and an MBA from Northern Illinois University in 1973.

        Robert C. Pearson. Mr. Pearson was elected as a Director in August 2000. He has over 30 years of financial experience in the semiconductor and high technology industry. Mr. Pearson is currently a Senior Vice President with Renaissance Capital Group, Inc., an investment advisor. Mr. Pearson held several positions with Texas Instruments during his 25-year tenure, including Vice President-Finance from 1982 to 1985. In addition, Mr. Pearson currently serves as director of one private company and the following public companies: Laserscope, Poore Brothers, Simtek Corporation, and Caminosoft.

        James E. Petersen. Mr. Petersen was elected as a Director in 1995. He also serves as our outside general counsel. Mr. Petersen is a partner with the firm of Karnopp Petersen LLP, of Bend, Oregon. Mr. Petersen also serves as a Director of Cascade Bancorp, a public bank holding company. Mr. Petersen received his BA and JD Degrees from the University of Oregon.

        Douglas S. Schatz. Mr. Schatz was elected as a Director in 1995. He is the Chief Executive Officer, a director and Chairman of the Board of AEIS, a public company, which Mr. Schatz founded in 1981.

        Alfred J. Stein. Mr. Stein was elected as a Director in December 2000. He has over 40 years of executive management experience in the semiconductor and high technology industry. Mr. Stein served as Chairman of the Board and Chief Executive Officer of VLSI Technology from 1982 until its acquisition by Philips Electronics in 1999. Mr. Stein has served on the Board of Directors of Applied Materials, Radio Shack, and also as the Chairman of the Board for the Semiconductor Industry Association. He currently serves on the Board of three private companies and three other public companies, Electronics Boutique Holdings, Simtek and ESS Technology.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In 2003, 2002, and 2001, revenues from sales to AEIS were approximately $4.5 million, $4.1 million, and $4.1 million, respectively and accounted for 9.3%, 9.5%, and 10.8%, of our net revenues, respectively. Douglas Schatz, who is the Chief Executive Officer, Chairman of the Board and a substantial shareholder of AEIS, serves as one of our directors and beneficially owns approximately 1.7% of our outstanding common stock. James E. Petersen is a partner at the law firm of Karnopp Petersen LLP, of Bend, Oregon, which has been retained by us in the last fiscal year.

PRINCIPAL AND SELLING STOCKHOLDERS

        Except as otherwise noted, the following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2004 with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  •
  each selling stockholder;

  •
  each of our directors;

  •
  each of our executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing ownership of any other person. Applicable percentages are based on 10,643,506 shares outstanding as of May 31, 2004. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. To the best of our knowledge, none of the selling shareholders is affiliated with any broker-dealer.

	Shares Beneficially Owned Prior to the Offering(2)			Shares Beneficially Owned After the Offering(2)
			Number of Shares to be Sold in the Offering
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Shares		Number of Shares	Percentage of Shares
Directors and Executive Officers
Patrick P.H. Sireta (3)	2,328,531	21.9%	579,000	1,749,531	13.9%
Russell J. Crecraft	369,800	3.5%	92,000	277,800	2.2%
Greg M. Haugen	384,500	3.6%	95,000	289,500	2.3%
John I. Hess	375,500	3.5%	93,000	282,500	2.2%
George J. Krausse, III	—	—	—	—	—
Charles C. Leader, III	35,425	*	—	35,425	*
Thomas A. Loder	392,535	3.7%	97,000	295,535	2.3%
Dah Wen Tsang	428,305	4.0%	106,000	322,305	2.6%
Glenn M. Wright	18,848	*	—	18,848	*
Ronald F. McKenna	—	—	—	—	—
Robert C. Pearson	59,500	*	—	59,500	*
James E. Petersen	55,250	*	—	55,250	*
Douglas S. Schatz (4)	182,500	1.7%	138,000	44,500	*
Alfred J. Stein	53,538	*	—	53,538	*
All directors and executive officers as a group (14 persons, consisting of 9 officers and 5 non-employee directors)	4,684,232	42.5%	1,200,000	3,484,232	27.0%

*
Less than one percent.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares	Number of Shares Sold in the Offering	Number of Shares	Percentage of Shares
5% Shareholders
Third Avenue Management LLC 767 Third Avenue New York, New York 10017 (5)	1,099,400	10.3%	—	1,099,400	8.8%
T. Rowe Price Associates Inc. T. Rowe Price Small-Cap Value Fund, Inc. 100 E. Pratt Street Baltimore, Maryland 21202 (6)	850,000	8.0%	—	850,000	6.8%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th floor Santa Monica, California 90401 (7)	541,118	5.1%	—	541,118	4.3%
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, Utah 84111 (8)	573,810	5.4%	—	573,810	4.6%
Selling Shareholder
Advanced Energy Industries, Inc.(4) 1625 Sharp Point Drive Fort Collins, Colorado 80525	138,000	1.3%	138,000	—	—

*
Less than 1% of the outstanding common stock.

(1)
Unless otherwise indicated, the address of each beneficial owner listed is c/o Advanced Power Technology, Inc., 405 SW Columbia Street, Bend, Oregon 97702.

(2)
For each person, the "Shares Beneficially Owned" columns may include shares of common stock attributable to the person because of that person's voting or investment power or other relationship. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder. The percent ownership for each shareholder on May 31, 2004 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder plus any shares acquirable within 60 days after May 31, 2004 by (2) 10,643,506 shares, the number of shares of our common stock outstanding on May 31, 2004, in the case of "Shares Beneficially Owned Prior to the Offering," and 12,543,506 shares, which includes the additional 1,900,000 shares to be issued in this offering, in the case of "Shares Beneficially Owned After the Offering," in each case plus the number of shares acquirable by that shareholder within 60 days after May 31, 2004. Beneficial ownership of common stock after this offering assumes that all shares of common stock being offered in this offering will be sold, not including the overallotment option. If the underwriters exercise the overallotment option in full: (i) Patrick P.H. Sireta will sell an additional 252,000 shares; (ii) Russell J. Crecraft will sell an additional 40,000 shares; (iii) Greg M. Haugen will sell an additional 42,000 shares; (iv) John J. Hess will sell an additional 41,000 shares; (v) Thomas A. Loder will sell an additional 43,000 shares; and (vi) Dah Wen Tsang will sell an additional 47,000 shares.

(3)
Mr. Sireta's ownership includes 1,080,000 shares beneficially owned through Sireta, LLC, and 1,900 shares owned by his wife.

(4)
138,000 of these shares are beneficially owned by Advanced Energy Industries, Inc. Mr. Schatz is the Chief Executive Officer and Chairman of the Board of AEIS and may be deemed to share voting or investment control with respect to these shares. Mr. Schatz disclaims beneficial ownership of such shares.

(5)
The information as to beneficial ownership is based on a Schedule 13G filed with the Securities and Exchange Commission by Third Avenue Management LLC on January 9, 2004, reflecting its beneficial ownership of common stock as of December 31, 2003. The Schedule 13G states Third Avenue Management LLC has sole voting power with respect to 821,600 shares of common stock and sole dispositive power with respect to 1,099,400 shares of Common Stock.

(6)
The information as to beneficial ownership is based on a Schedule 13G filed with the Securities and Exchange Commission by T. Rowe Price Associates Inc. and T. Rowe Price Small-Cap Value Fund, Inc. on February 3, 2004, reflecting their beneficial ownership of common stock as of December 31, 2003. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaimed that it is, in fact, the beneficial owner of such securities. T. Rowe Price Small-Cap Value Fund reports sole voting power with respect to 850,000 shares of common stock and T. Rowe Price Associates reports sole dispositive power with respect to 850,000 shares of common stock.

(7)
The information as to beneficial ownership is based on a Schedule 13G filed with the Securities and Exchange Commission by Dimensional Fund Advisors, Inc. on February 6, 2004, reflecting its beneficial ownership of common stock as of December 31, 2003.

(8)
The information as to beneficial ownership is based on a Schedule 13G filed with the Securities and Exchange Commission by Wasatch Advisors Inc. on February 18, 2004, reflecting its beneficial ownership of common stock as of December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation, as amended, and our Bylaws, as amended.

Common Stock

        Each holder of our common stock is entitled to receive notice of and to attend any meeting of our stockholders, and is entitled to one vote per share held at such time on all matters to be voted on by our stockholders. Each holder of our common stock is entitled to receive dividends if they are declared by our board of directors, and will participate equally in any distribution of assets upon our liquidation, dissolution or winding up. There are no cumulative, subscription or pre-emptive rights to subscribe for any additional securities which we may issue. There are also no redemption provisions, conversion provisions or sinking fund provisions applicable to our common stock.

Preferred Stock

        Our board of directors, pursuant to the Certificate of Incorporation as amended, is authorized to issue the preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the preferred stock. The board of directors, without stockholder approval, can therefore, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the common stock. This may be deemed to have a potential anti-takeover effect because the issuance of preferred stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our common stock.

Possible Anti-Takeover Effect on Certain Charter Provisions

        Our Certificate of Incorporation and Bylaws require that stockholders give advance notice to us of any business to be brought by stockholders at any stockholders' meeting. This provision may have the effect of delaying changes in control of us or our management, deterring hostile takeovers or deferring or preventing a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by the stockholders.

Certain Provisions of Delaware Law

        We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporations Law, or DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, unless (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or (c) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification

        Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments, or (d) stock redemptions or repurchases, and for any transaction from which the director derives an improper personal benefit. The effect of the provisions of our Certificate of Incorporation is to eliminate the rights of us and our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior); except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate our rights or any stockholder's right to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our Certificate of Incorporation and Bylaws provide that we must indemnify our directors and officers against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as our director, officer, employee and/or agent to the fullest extent permitted by Delaware law. In addition, any such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by Delaware law.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is Computershare Investor Services.

UNDERWRITING

        RBC Capital Markets Corporation, A.G. Edwards & Sons, Inc. and Adams, Harkness & Hill, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us, the selling stockholders and the underwriters, each underwriter named below has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares
RBC Capital Markets Corporation
A.G. Edwards & Sons, Inc.
Adams, Harkness & Hill, Inc.

Total	3,100,000

        The underwriting agreement provides that the underwriters' obligations to purchase our common stock are subject to certain conditions, including the absence of any material adverse change in our business and the approval of legal matters by counsel. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares from us and the selling stockholders.

        The representatives have advised us that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and those dealers may re-allow, a concession not in excess of $            per share to certain other dealers. After the completion of this offering, or if all of the shares are not sold at the initial price to the public, the public offering price, concession and re-allowance to dealers may be changed by the representatives. No such reduction will change the amount of proceeds that we or the selling stockholders are to receive, as set forth on the cover page of this prospectus. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Over-Allotment Option

        The underwriters have an option to buy up to 465,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table below at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those of the shares being offered. We will pay the expenses associated with the exercise of the over-allotment option, other than underwriting discounts.

Underwriting Discounts and Offering Expenses

        The following table summarizes the underwriting discount that will be paid by us and the selling stockholders to the underwriters for each share of our common stock in connection with this offering.

The amounts shown assume both no exercise of the over-allotment option and full exercise of the over-allotment option at an assumed offering price of $            per share.

Total Offering Amount
	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$

        We estimate that the total expenses of the offering, including registration filing fees, listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $                        , all of which is payable by us.

Indemnification

        The selling stockholders and we have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreements

        Our directors, executive officers and AEIS have agreed not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of common stock, including, without limitation, common stock which may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC. They have also agreed not to sell common stock short or to enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of their beneficially owned shares of common stock or securities convertible into or exercisable or exchangeable for common stock. These restrictions do not apply to bona fide gifts, transfers to family trusts, or distributions by a corporation to its stockholders, provided that recipients of the shares must enter into identical lock-up agreements. These restrictions also do not apply to the sale of shares in this offering or to transfers upon death.

        In addition, we have agreed that we will not offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or any derivatives with respect to shares of our common stock. We have further agreed not to enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. We have further agreed not to publicly disclose the intention to engage in any of these transactions or to request registration of any of these transactions under the Securities Act. These restrictions apply regardless of whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. These restrictions do not apply to the sale of shares in this offering or to the grant of options to purchase shares of common stock to employees and directors pursuant to, and the issuance of shares of common stock pursuant to, the stock option plan described in this prospectus.

        Unless waived by RBC Capital Markets Corporation, the restrictions above will last for a period of 90 days after the date of this prospectus. RBC Capital Markets Corporation may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement. RBC Capital Markets Corporation does not intend to waive these restrictions, but may choose to do so. If a stockholder requests that RBC Capital Markets Corporation waive the 90-day lock-up period, RBC Capital Markets Corporation may take into consideration, among other factors, the number of shares as to which the request relates, the relative demand for additional shares of common stock in the market, the period of time since the completion of the offering, the average trading volume and price performance of the common stock during that period and the identity and financial circumstances of that stockholder. There are no existing agreements between RBC Capital Markets Corporation and us or any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares before the expiration of the lock-up period. The 90-day lock-up period will automatically be extended by up to 18 days if:

  •
  we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or

  •
  before the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

If any of these items occurs, then the lock-up period will extend until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Underwriters' Market Activities

        The underwriters may engage in over-allotment and syndicate covering transactions, stabilizing transactions, penalty bids and passive market making for the purpose of pegging, fixing or maintaining the price of the common stock in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriters may purchase in the over-allotment option. The underwriters may close out any syndicate short position by exercising their over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares so long as the stabilizing bids do not exceed a specified maximum

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These syndicate covering transactions, stabilizing transactions, penalty bids and passive market making activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        Davis Wright Tremaine LLP, Portland, Oregon, will pass upon the validity of the common stock that we are offering. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, will pass upon certain legal matters for the underwriters.

EXPERTS

        The consolidated financial statements of Advanced Power Technology, Inc. as of December 31, 2003 and 2002, and for each of the years in the three year period ended December 31, 2003 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, and upon the authority of KPMG LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. If a contract or other document has been filed as an exhibit to the registration statement, we refer you to the copy of the filed exhibit, and any description is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits, the periodic reports and other information we file with the SEC, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and

copies may be obtained from that office after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on their public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file periodic reports and other information with the SEC. The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus. We incorporate by reference the documents listed below:

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC under File No. 333-38418 and declared effective on August 7, 2000;

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 10, 2004 and amended on March 17, 2004, including portions of our 2003 Annual Report to Stockholders and our definitive Proxy Statement for the 2004 Annual Meeting of Stockholders incorporated therein by reference; and

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 12, 2004.

        We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (1) after the date of filing of this registration statement and before its effectiveness and (2) until all of the securities to which this prospectus relates are sold or the or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

        On written or oral request, we will provide at no cost, to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference into the registration statement of which this prospectus is a part. We will not provide exhibits to any of the documents listed above, however, unless such exhibits are specifically incorporated by reference into those documents. You should direct your request to:

              Advanced Power Technology, Inc.
              405 S.W. Columbia Street
              Bend, Oregon 97702
              Telephone: (541) 382-8028
              Attn: Greg Haugen, Chief Financial Officer

3,100,000 Shares

Common Stock

PRICE $            PER SHARE

RBC CAPITAL MARKETS	A.G. EDWARDS
ADAMS, HARKNESS & HILL, INC.

P R O S P E C T U S

            , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee.

Type	Amount
Securities and Exchange Commission registration fee	$
NASD filing fee
Nasdaq National Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees
Miscellaneous expenses

TOTAL	$

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the Delaware General Corporation Law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

ITEM 16. EXHIBITS.

EXHIBIT NUMBER	NAME OF DOCUMENT
1.1*	Form of Underwriting Agreement
2.1	Agreement and Plan of Merger dated as of December 6, 2001, among Advanced Power Technology, Inc., a Delaware corporation, GHz Acquisition, Inc., and GHz Technology, Inc., incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
2.2	Amendment to Agreement and Plan of Merger dated as of January 10, 2002 among Advanced Power Technology, Inc., GHz Acquisition, Inc., and GHz Technology, Inc. a California corporation (the "Company"), incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
2.3	Asset Purchase Agreement as of May 7, 2002 by and between Microsemi RF Products, Inc., and RF Acquisition Sub, Inc., incorporated by reference to Exhibits to the Current Report on Form 8-K filed June 17, 2002.
4.1	Form of Common Stock Purchase Warrant between Advanced Power Technology, Inc. and Mark Gates, incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
5*	Opinion of Davis Wright Tremaine LLP
23.1*	Consent of Davis Wright Tremaine LLP (included in its opinion filed as Exhibit 5 to this Registration Statement)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Powers of Attorney (included on the signature pages).

*
To be filed by amendment.

ITEM 17. UNDERTAKINGS.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (a)    For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this registration statement as of the time it was declared effective; and

          (b)   For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)    For purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bend, State of Oregon on June 16, 2004.

Advanced Power Technology, Inc.

By:	/s/ PATRICK P.H. SIRETA Patrick P.H. Sireta President, Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick P.H. Sireta and Greg M. Haugen, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ PATRICK P.H. SIRETA Patrick P.H. Sireta	President, Chief Executive Officer and Chairman of the Board (principal executive officer)	June 16, 2004
/s/ GREG M. HAUGEN Greg M. Haugen	Chief Financial Officer (principal financial and accounting officer)	June 16, 2004
/s/ RONALD F. MCKENNA Ronald F. McKenna	Director	June 16, 2004

/s/ ROBERT C. PEARSON Robert C. Pearson	Director	June 16, 2004
/s/ JAMES E. PETERSEN James E. Petersen	Director	June 16, 2004
/s/ DOUGLAS S. SCHATZ Douglas S. Schatz	Director	June 16, 2004
/s/ ALFRED J. STEIN Alfred J. Stein	Director	June 16, 2004

ADVANCED POWER TECHNOLOGY, INC.
INDEX TO EXHIBITS

EXHIBIT NUMBER	NAME OF DOCUMENT
1.1*	Form of Underwriting Agreement
2.1
Agreement and Plan of Merger dated as of December 6, 2001, among Advanced Power Technology, Inc., a Delaware corporation, GHz Acquisition, Inc., and GHz Technology, Inc., incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
2.2
Amendment to Agreement and Plan of Merger dated as of January 10, 2002 among Advanced Power Technology, Inc., GHz Acquisition, Inc. and GHz Technology, Inc., incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
2.3
Asset Purchase Agreement as of May 7, 2002 by and between Microsemi RF Products, Inc., and RF Acquisition Sub, Inc. (the "Purchaser"), incorporated by reference to Exhibits to the Current Report on Form 8-K filed June 17, 2002.
4.1	Form of Common Stock Purchase Warrant between Advanced Power Technology, Inc. and Mark Gates, incorporated by reference to Exhibits to the Current Report on Form 8-K filed February 8, 2002.
5*	Opinion of Davis Wright Tremaine LLP
23.1*	Consent of Davis Wright Tremaine LLP (included in its opinion filed as Exhibit 5 to this Registration Statement)
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Powers of Attorney (included on the signature pages).

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Business Risks
Investment Risks
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 16. EXHIBITS.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
POWER OF ATTORNEY
ADVANCED POWER TECHNOLOGY, INC. INDEX TO EXHIBITS